
05045935

A World Leader in Niche
Aerospace Technology

HEICO® Corporation


Lufthansa

ANNUAL REPORT 2004

Financial Highlights

For the year ended October 31,	2002	2003	2004
	(in thousands, except per share data)		
Operating Data:			
Net sales	$ 172,112	$ 176,453	$ 215,744
Operating income	22,400	23,205	32,619[4]
Interest expense	2,248	1,189	1,090
Interest and other income	97	93	26
Life insurance proceeds	—	—	5,000[5]
Gain on sale of product line	1,230[2]	—	—
Net income	$ 15,226[3]	$ 12,222	$ 20,630[4][5]
Weighted average number of common shares outstanding: [1]			
Basic	23,004	23,237	24,037
Diluted	24,733	24,531	25,755
Per Share Data: [1]			
Net Income:			
Basic	$ .66[3]	$ .53	$ .86[4][5]
Diluted	.62[3]	.50	.80[4][5]
Cash dividends	.045	.045	.050
Balance Sheet Data (as of October 31):			
Total assets	$ 336,332	$ 333,244	$ 364,255
Total debt (including current portion)	55,986	32,013	18,129
Minority interests in consolidated subsidiaries	38,313	40,577	44,644
Shareholders' equity	207,064	221,518	247,402

Notes to Financial Highlights (in thousands, except per share data)

(1) Information has been adjusted retroactively to give effect to a 10% stock dividend paid in shares of Class A Common Stock in January 2004.

(2) Represents an increase in the gain on sale of the Trilectron product line of $1,230 ($765, or $.03 per basic and diluted share, net of tax) resulting from the elimination of certain reserves upon expiration of indemnification provisions of the sale.

(3) Includes the recovery of a portion of taxes paid in prior years resulting from an income tax audit, which increased net income by $2,107, or $.09 per basic and diluted share, net of related expenses. The aggregate increase in net income from the gain on sale of a product line (see Note 2 above) and the recovery of taxes was $2,872, or $.12 per basic and diluted share.

(4) Operating income was reduced by an aggregate of $850 in restructuring expenses, which decreased net income by $427, or $.02 per basic and diluted share. Operating income was also reduced by an aggregate of $410 of legal and other costs related to litigation, which decreased net income by $257, or $.01 per basic and diluted share.

(5) Represents proceeds from a $5,000 key-person life insurance policy. The minority interest's share of this income totaled $1,000, which is reported as a component of minority interests' share of income. Accordingly, the life insurance proceeds increased net income by $4,000, or $.17 per basic and $.16 per diluted share.

Corporate Profile

HEICO Corporation is a successful and growing technology-driven aerospace, defense and electronics company. For more than 40 years, we have thrived by serving niche segments of these industries with innovative and cost-saving products and services.

HEICO's products are found on most large commercial aircraft produced today, on many regional and business aircraft, as well as a large variety of military aircraft, targeting systems, missiles, electronic warfare systems, decoy and electro-optical devices.

HEICO focuses on underserved niche markets and markets where the company is either a market leader or has the significant potential of becoming a market leader. Our success stems from our ability to solve our customers' problems.


Net Sales
(in millions)
172.1
176.5
215.7
02
03
04


Net Income
(in millions)
15.2
12.2
20.6
02
03
04


Net Income Per Share
(diluted)
.62
.50
.80
02
03
04

President's Message



Dear Fellow Shareholder:

Fiscal 2004 was a very successful year for HEICO. HEICO reported record revenue of $215.7 million, a 22% increase above the $176.5 million reported in fiscal 2003 and our net income increased 69% to $20.6 million, or $.80 per diluted share, from $12.2 million, or $.50 per diluted share, reported in fiscal 2003.[1] HEICO's cash flow from operating activities increased 53% to $44.1 million from $28.9 million in fiscal 2003.[2] This cash flow equaled 214% of the Company's net income.

Our results affirm HEICO's strategies in the commercial aviation, defense and space markets. These strategies, which revolve around constant new product development, production efficiencies and strategic acquisitions, have helped HEICO achieve more than 25% compound annual growth in sales since 1995. Our Company has a healthy mix of sales divided between commercial aviation (63% of sales), defense and space (24% of sales) and other markets (13% of sales).

We believe we are well-positioned to deliver strong results and growth over the long term with the healthy base of product and market diversity we created.

Following this message is a Question and Answer section where I answer some frequently posed questions about HEICO. I encourage you to read this section.

On a sad note, Charles ("Chuck") Eddy, the founder and President of our Future Aviation, Inc. subsidiary, passed away suddenly in May 2004. Chuck was a visionary in our industry and a good friend; he will be sorely missed.

I must also thank every HEICO Team Member for his and her support and diligent efforts on HEICO's behalf. I thank our Board of Directors for their ongoing guidance and support. A special thanks goes to HEICO's shareholders for your friendship and loyalty.

Sincerely,

Laurans A. Mendelson
Chairman, President and
Chief Executive Officer

January 24, 2005

---

[1] Net income for the fiscal year ended October 31, 2004 included $4.0 million proceeds (net of the minority interest's share of the income) received in the third quarter from a key-person life insurance policy maintained by a subsidiary of the Company's Flight Support Group.

[2] Including $5.0 million from the life insurance proceeds in fiscal 2004.

Questions & Answers

Q: What kind of year was 2004 for HEICO?

A: Very good. Much of the foundation which we laid in the prior two years resulted in strong financial and qualitative performance. HEICO reported record revenues, as well as large increases in its earnings and cash flow.

Q: Did product development efforts continue in 2004?

A: Yes, in fact they increased. We remained steadfast to our principle of constant product and service development in all of our businesses.

Q: Will product development efforts increase in 2005?

A: Absolutely, HEICO will witness increased product development efforts in fiscal 2005, as the historical results we have achieved with our efforts have been very strong.

Q: What is HEICO's acquisition plan?

A: We plan to continue to make acquisitions of businesses or product lines when they are available upon reasonable terms to HEICO. We maintain a very active acquisition search program and are always looking at potential purchases. In fiscal 2004, we completed the acquisition of 80% of the business and assets of Sierra Microwave Technologies, a leading producer of certain niche components used primarily in satellites, and, in December 2004, we completed the acquisition of the business and assets of Connectronics Corp. and its Wiremax, LLC affiliate. Connectronics and Wiremax are leading producers of niche interconnection and high voltage wire products used primarily in defense applications.

Q: Did the Flight Support Group enter into any new Strategic Partnerships with airlines last year?

A: Yes, our Flight Support Group entered into its sixth Strategic Partnership with a major commercial airline when Japan Airlines ("JAL") signed its Strategic Partnership with the Company setting forth extensive cooperation on parts development as well as exclusive purchase by JAL of a variety of HEICO's commercial aircraft parts. These Strategic Partnerships are critical to helping airlines control their operating costs and have been very successful for both HEICO and its partners. We currently have such relationships with American Airlines, Air Canada, Delta Air Lines, Lufthansa and United Airlines.

Q: How has HEICO addressed changes in corporate governance?

A: We believe we have always been at the leading edge of corporate governance practices. Our management and directors have invested significantly in the Company, so our financial security is directly tied to HEICO's. Before it was required by law, HEICO's board maintained a completely independent audit committee which selected the Company's independent auditors. We have had a majority "independent" board of directors, and we even strengthened it this past year by adding Joseph W. Pallot, a prominent corporate lawyer, to the board to increase the number of "independent" directors so that approximately 2/3 of our board is classified "independent."

Q: What is HEICO's outlook?

A: Based upon conditions as of today, we see a continued strengthening in our markets and our business in fiscal 2005 and beyond. We believe that our product development efforts will carry the Company long term and that we are well positioned to continue saving our customers significant sums in our commercial aviation businesses. Our Electronic Technologies Group produces important niche products in a variety of growing markets and we believe these niche products will continue to witness increased demand.



HEICO's factory new, FAA-approved aircraft replacement parts, such as the seal shown above utilized in a jet engine, are recognized world-wide for their quality and reliability.



In 2004, Japan Airlines became HEICO's Flight Support Group's 6th airline partner for product development and exclusive purchasing of certain HEICO products.

Setting the standard for quality while delivering growth.



AMR Corp., the parent of American Airlines, is a part owner of a HEICO subsidiary dedicated to developing aircraft parts applicable to American's fleet.



A HEICO Flight Support Group manufacturing Team Member processes an aircraft part on a new laser cutting system. HEICO continually invests in state-of-the-art equipment.

HEICO's commitment to quality above all else resonates throughout the Company. From the inception of a new product in the engineering phase, through manufacturing and delivery to our customers, HEICO employs advanced and rigorous processes designed to yield exemplary results. Our customers have learned of our quality approach first hand and have come to rely upon HEICO to mean Quality, Service and Dependability. Team Members know well that every action they take builds the HEICO name.

HEICO's Flight Support Group ships more than 2 million FAA-approved commercial aircraft replacement parts each year to customers around the globe. These parts were developed through an exacting engineering process undertaken by Company engineers. After development, the parts were produced by our manufacturing Team Members according to demanding tolerances and strict quality control standards. Our processes are continually evaluated for improvement so that we can ensure we remain on the leading edge of what we do.



By using technology, talented engineering staff and state-of-the-art equipment, HEICO's Flight Support Group has become an important factor in helping airlines control their maintenance costs.



An engineer in the New Product Development Team at the Flight Support Group determines the material composition and structure of a commercial jet engine part.

Constant product development solves our customers' problems.





Flight Support Group engineers have developed sophisticated equipment for the repair and testing of critical aircraft systems.

A principal tenet of HEICO's strategy is to constantly develop new products and services to meet our customers' needs. Both our Electronic Technologies Group and our Flight Support Group maintain substantial product development programs and budgets, as we know that we must not only maintain our existing product lines, but we must grow in order to continue customer loyalty. In addition, success in selling new products allows us to reinvest in our operations in order to deliver superior returns to our shareholders.

Many companies believe that the route to greatness is having a small number of products which don't require updating and which can be repeatedly sold to their customers. HEICO believes the contrary and is convinced that customers will look elsewhere unless we constantly bring them new products, services and solutions. That is why we insist on significant product development spending.

HEICO's Electronic Technologies Group produces a wide array of critical niche products, such as the Electro-Magnetic Radio Frequency Interference Shielding for circuit boards shown above.



HEICO's high-reliability microwave components are found in numerous spacecraft including military and communications satellites.

HEICO lives in markets overlooked by others.





The Electronic Technologies Group's products are found on numerous jet fighter aircraft for applications ranging from target selection to helmet-mounted, heads-up displays.

A large part of our success is derived from our focus on markets which are deemed too small by others. We recognize the value inherent in solving problems for our customers. By developing cost effective products and services which meet specific needs articulated to us by current and prospective customers, HEICO can fulfill needs which other companies overlook. This attitude and commitment to customer needs renders HEICO the "go to" choice for many customers in a wide range of markets.

Examples of HEICO's ability to answer customer needs include our aircraft replacement parts which reduce our customers' operating expenses, microwave devices in satellites which reduce weight, cost and increase output, infrared testing, calibration and simulation equipment which allows targeting system development in laboratories instead of costly launch testing, laser rangefinder receivers which allows superior measuring, interconnection devices which provide for hermetic sealing and many other items.

The Electronic Technologies Group's niche products include a patented line of laser rangefinder receivers used primarily in military applications. Placement in such critical functions is a testament to our engineering, quality and production skills.



A manufacturing Team Member at the Electronic Technologies Group utilizes the Company's Surface Mount Technology automated pick-and-place equipment to produce circuit boards used in the Company's aircraft products.

Technology leads the way.


SBIR

A Team Member at the Electronic Technologies Group's Santa Barbara, CA facility perfects a military infrared simulation system.

Technology is a big part of almost everything we do. We utilize technology in our product development efforts to break new boundaries and reduce development time. Whether using advanced software or equipment, such as Scanning Electron Microscopes, HEICO provides its Team Members with advanced tools to provide customer solutions. Our manufacturing Team Members are supplied with the same level of advanced production equipment in order to maintain superior capabilities and cost efficient production environments.

The result of our technology consumption is technology production. Our products and services are typically advanced applications which are higher technology, if not the highest technology, for their specific markets. This is an important hallmark by which HEICO must be known to its customers.

2004 Financial Statements and Other Information

Selected Financial Data

For the year ended October 31,[1]	2000	2001	2002	2003	2004
		(in thousands, except per share data)			
Operating Data:					
Net sales	$ 202,909	$ 171,259	$ 172,112	$ 176,453	$ 215,744
Gross profit	75,811	71,146	61,502	58,104	75,812
Selling, general and administrative expenses	37,888	40,155	39,102	34,899	43,193
Operating income	37,923	30,991	22,400	23,205	32,619[7]
Interest expense	5,611	2,486	2,248	1,189	1,090
Interest and other income	929	1,598	97	93	26
Life insurance proceeds	—	—	—	—	5,000[8]
Gain on sale of product line	17,296[3]	—	1,230[5]	—	—
Income (loss):					
From continuing operations	27,739[3]	15,833	15,226[6]	12,222	20,630
From gain on sale of discontinued operations	(1,422)[4]	—	—	—	—
Net income	$ 26,317[3]	$ 15,833	$ 15,226[6]	$ 12,222	$ 20,630[7][8]
Weighted average number of common shares outstanding: [2]					
Basic	21,026	21,917	23,004	23,237	24,037
Diluted	24,099	24,536	24,733	24,531	25,755
Per Share Data: [2]					
Income from continuing operations:					
Basic	$ 1.32[3]	$ .72	$ .66[6]	$ .53	$ .86[7][8]
Diluted	1.15[3]	.65	.62[6]	.50	.80[7][8]
Net income:					
Basic	1.25[3]	.72	.66[6]	.53	.86[7][8]
Diluted	1.09[3]	.65	.62[6]	.50	.80[7][8]
Cash dividends	.039	.041	.045	.045	.050
Balance Sheet Data (as of October 31):					
Total assets	$ 281,732	$ 325,640	$ 336,332	$ 333,244	$ 364,255
Total debt (including current portion)	40,042	67,014	55,986	32,013	18,129
Minority interests in consolidated subsidiaries	33,351	36,845	38,313	40,577	44,644
Shareholders' equity	169,844	188,769	207,064	221,518	247,402

Notes to Selected Financial Data (in thousands, except per share data)

(1) Results include the results of acquisitions and disposition of a product line from each respective effective date.

(2) Information has been adjusted retroactively to give effect to 10% stock dividends paid in shares of Class A Common Stock in July 2000, August 2001 and January 2004.

(3) Represents the pretax gain on the sale of Trilectron Industries, Inc. (Trilectron), a product line sold in September 2000. The gain on sale of Trilectron increased income from continuing operations and net income in fiscal 2000 by $10,542, or $.50 per basic share and $.44 per diluted share, net of tax.

(4) Represents an adjustment to the gain from sale of discontinued health care operations ($.07 per basic share and $.06 per diluted share, net of tax) that were sold in fiscal 1996.

(5) Represents an increase in the gain on sale of the Trilectron product line of $1,230 ($765, or $.03 per basic and diluted share, net of tax) resulting from the elimination of certain reserves upon expiration of indemnification provisions of the sale.

(6) Includes the recovery of a portion of taxes paid in prior years resulting from an income tax audit, which increased net income by $2,107, or $.09 per basic and diluted share, net of related expenses. The aggregate increase in net income from the gain on sale of a product line (see Note 5 above) and the recovery of taxes was $2,872, or $.12 per basic and diluted share.

(7) Operating income was reduced by an aggregate of $850 in restructuring expenses recorded by certain subsidiaries of the Flight Support Group that provide repair and overhaul services including $350 recorded in cost of sales and $500 recorded in selling, general and administrative expenses. The restructuring expenses decreased net income by $427, or $.02 per basic and diluted share. Operating income was also reduced by an aggregate of $410 of legal and other costs related to litigation brought by a subsidiary of the Electronic Technologies Group. The litigation-related expenses decreased net income by $257, or $.01 per basic and diluted share.

(8) Represents proceeds from a $5,000 key-person life insurance policy maintained by a subsidiary of the Flight Support Group. The minority interest's share of this income totaled $1,000, which is reported as a component of minority interests' share of income. Accordingly, the life insurance proceeds increased net income by $4,000, or $.17 per basic and $.16 per diluted share.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Company's operations are comprised of two operating segments, the Flight Support Group (FSG) and the Electronic Technologies Group (ETG).

The Flight Support Group consists of HEICO Aerospace Holdings Corp. (HEICO Aerospace) and its subsidiaries, which primarily:

- *Manufactures Jet Engine and Aircraft Component Replacement Parts.* The Flight Support Group designs and manufactures jet engine and aircraft component replacement parts for sale at lower prices than those manufactured by original equipment manufacturers. The parts are approved by the Federal Aviation Administration (FAA) and they are the functional equivalent of parts sold by original equipment manufacturers. The Flight Support Group also manufactures and sells specialty parts as a subcontractor for original equipment manufacturers and the United States government.
- *Repairs and Overhaul Jet Engine and Aircraft Components.* The Flight Support Group repairs and overhauls jet engine and aircraft components for domestic and foreign commercial air carriers, military aircraft operators and aircraft repair and overhaul companies.

The Electronic Technologies Group consists of HEICO Electronic Technologies Corp. (HEICO Electronic) and its subsidiaries, which primarily:

- *Manufactures Electronic and Electro-Optical Equipment.* The Electronic Technologies Group designs, manufactures and sells various types of electronic, microwave and electro-optical equipment and components, including power supplies, laser rangefinder receivers, infra-red simulation, calibration and testing equipment and electromagnetic interference shielding for commercial and military aircraft operators, electronics companies and telecommunications equipment suppliers.
- *Repairs and Overhaul Aircraft Electronic Equipment.* The Electronic Technologies Group repairs and overhauls inertial navigation systems and other avionics, instruments, and components for commercial, military and business aircraft operators.

The Company's results of operations during each of the past three fiscal years have been affected by a number of transactions. This discussion of the Company's financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and Notes thereto included herein. For further information regarding the acquisitions and strategic alliances discussed below, see Note 2, Acquisitions and Strategic Alliances, of the Notes to Consolidated Financial Statements. The acquisitions have been accounted for using the purchase method of accounting and are included in the Company's results of operations from the effective dates of acquisition.

During fiscal 2002 and fiscal 2003, the Company acquired Jetseal, Inc. and Niacc Technology, Inc., respectively. The purchase price of each acquisition was paid primarily by using proceeds from the Company's revolving credit facility and was not significant to the Company's consolidated financial statements. Had the fiscal 2002 and fiscal 2003 acquisitions been made at the beginning of their respective fiscal years, the pro forma consolidated operating results would not have been materially different from the reported results.

In December 2003, the Company acquired an 80% interest in Sierra Microwave Technology, Inc. (Sierra) through the Electronic Technologies Group. Under the transaction, the Company formed a new subsidiary, Sierra Microwave Technology, LLC (Sierra LLC), which acquired substantially all of the assets and assumed certain liabilities of Sierra. The new subsidiary is owned 80% by the Company and 20% by certain members of Sierra's management group. The purchase price was paid principally in cash using proceeds from the Company's revolving credit facility and with shares of the Company's Class A Common Stock. The purchase price of the acquisition was not significant to the Company's consolidated financial statements and the pro forma consolidated operating results assuming Sierra had been acquired as of the beginning of fiscal 2004 would not have been materially different from the reported results. However, the operating results of Sierra LLC have had a positive impact on the Electronic Technologies Group, the smaller of the Company's two operating segments, as further explained below under the caption "Comparison of Fiscal 2004 to Fiscal 2003".

In October 1997, the Company entered into a strategic alliance with Lufthansa Technik AG, the technical services subsidiary of Lufthansa German Airlines, whereby Lufthansa Technik invested approximately $26 million in HEICO Aerospace, including $10 million paid at closing pursuant to a stock purchase agreement and approximately $16 million paid to HEICO Aerospace pursuant to a research and development cooperation agreement, which has partially funded the accelerated development of additional FAA-approved replacement parts for jet engines and aircraft components. The funds received as a result of the research and development cooperation agreement reduced research and development expenses in the periods such expenses were incurred. In addition, Lufthansa Technik and HEICO Aerospace have agreed to cooperate regarding technical services and marketing support for jet engine and aircraft component replacement parts on a worldwide basis. In connection with subsequent acquisitions by HEICO Aerospace, Lufthansa Technik invested additional amounts aggregating to approximately $21 million pursuant to its option to maintain a 20% equity interest.

In March 2001, the Company entered into a joint venture with American Airlines' parent company, AMR Corporation, to develop, design and sell FAA-approved jet engine and aircraft component replacement parts through HEICO Aerospace. As part of the joint venture, AMR Corporation reimburses HEICO Aerospace a portion of new product research and development costs. The funds received as a result of the new product research and development costs paid by AMR Corporation generally reduce new product research and development expenses in the period such expenses are incurred. The balance of the development costs are incurred by the joint venture, which is 16% owned by AMR Corporation. In addition, AMR Corporation and HEICO Aerospace have agreed to cooperate regarding technical services and marketing support on a worldwide basis.

Critical Accounting Policies

The Company believes that the following are its most critical accounting policies, some of which require management to make judgments about matters that are inherently uncertain.

Revenue Recognition

Revenue is recognized on an accrual basis, primarily upon the shipment of products and the rendering of services. Revenue from certain fixed price contracts for which costs can be dependably estimated is recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. Variations in actual labor performance, changes to estimated profitability and final contract settlements may result in revisions to cost estimates. Revisions in cost estimates as contracts progress have the effect of increasing or decreasing profits in the period of revision. For fixed price contracts in which costs cannot be dependably estimated, revenue is recognized on the completed-contract method. A contract is considered complete when all costs except insignificant items have been incurred or the item has been accepted by the customer. The aggregate effects of changes in estimates relating to inventories and/or long-term contracts did not have a significant effect on net income or diluted net income per share in fiscal 2004, 2003 or 2002.

Valuation of Accounts Receivable

The valuation of accounts receivable requires that the Company set up an allowance for estimated uncollectible accounts and record a corresponding charge to bad debt expense. The Company estimates uncollectible receivables based on such factors as its prior experience, its appraisal of a customer's ability to pay, and economic conditions within and outside of the aviation, defense, space, and electronics industries. Actual bad debt expense could differ from estimates made.

Valuation of Inventory

A portion of inventory is stated at the lower of cost or market, with cost being determined on the first-in, first-out or the average cost basis. The remaining portion of inventory is stated at the lower of cost or market, on a per contract accumulation of contract costs basis, with estimated total contract costs being allocated ratably to all units. The effects of changes in estimated total contract costs are recognized in the period of revision. Losses, if any, are recognized fully in the period when identified.

The Company periodically evaluates the carrying value of inventory, giving consideration to factors such as its physical condition, sales patterns, and expected future demand and estimates the amount necessary to write-down its slow moving, obsolete or damaged inventory. These estimates could vary significantly from actual requirements based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the estimated write-downs were made.

Valuation of Goodwill

The Company tests goodwill for impairment annually as of October 31 or more frequently if events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable. The test requires the Company to compare the fair value of each of its reporting units to its carrying value to determine potential impairment. If the carrying value of a reporting unit exceeds its fair value, the implied fair value of that reporting unit's goodwill is to be calculated and an impairment loss shall be recognized in the amount by which the carrying value of a reporting unit's goodwill exceeds its implied fair value, if any. The determination of fair value requires the Company to make a number of estimates, assumptions

Management's Discussion and Analysis of Financial Condition and Results of Operations

and judgments. If there is a material change in such assumptions used by the Company in determining fair value or if there is a material change in the conditions or circumstances influencing fair value, the Company could be required to recognize a material impairment charge. Based on the annual goodwill test for impairment as of October 31, 2004, the Company determined there is no impairment of its goodwill.

One of the Company's reporting units has experienced a decline in sales to foreign military customers over the past two fiscal years. The reporting unit is actively developing various expanded capabilities, but experienced some delays in fiscal 2004. Based on progress to date, the Company continues to expect that the various expanded capabilities will result in significant sales and earnings for the reporting unit beginning in fiscal 2005 and beyond. The timing of such sales and earnings are primarily based upon certain regulatory and sales matters. Using management's best estimates of these assumptions, the Company determined that there is no impairment of the reporting unit's goodwill as of October 31, 2004. Should the reporting unit incur significant delays in further developing the expanded capabilities and successfully selling and marketing them, the Company could be required to recognize an impairment of all or a portion of the reporting unit's goodwill, which had a carrying value of $17.3 million as of October 31, 2004.

Results of Operations

The following table sets forth the results of the Company's operations, net sales and operating income by operating segment, and the percentage of net sales represented by the respective items in the Company's Consolidated Statements of Operations:

For the year ended October 31,	2002	2003	2004
Net sales	$ 172,112,000	$ 176,453,000	$ 215,744,000
Cost of sales	110,610,000	118,349,000	139,932,000
Selling, general and administrative expenses	39,102,000	34,899,000	43,193,000
Total operating costs and expenses	149,712,000	153,248,000	183,125,000
Operating income	$ 22,400,000	$ $23,205,000	$ 32,619,000
Net sales by segment:			
Flight Support Group	$ 120,097,000	$ 128,277,000	$ 153,238,000
Electronic Technologies Group	52,510,000	48,597,000	62,648,000
Intersegment sales	(495,000)	(421,000)	(142,000)
	$ 172,112,000	$ 176,453,000	$ 215,744,000
Operating income by segment:			
Flight Support Group	$ 15,846,000	$ 19,187,000	$ 24,251,000
Electronic Technologies Group	11,873,000	8,497,000	15,259,000
Other, primarily corporate	(5,319,000)	(4,479,000)	(6,891,000)
	$ 22,400,000	$ 23,205,000	$ 32,619,000
Net sales	100.0%	100.0%	100.0%
Gross profit	35.7%	32.9%	35.1%
Selling, general and administrative expenses	22.7%	19.8%	20.0%
Operating income	13.0%	13.2%	15.1%
Interest expense	1.3%	0.7%	0.5%
Interest and other income	0.1%	0.1%	—
Life insurance proceeds	—	—	2.3%
Gain on sale of product line	0.7%	—	—
Income tax expense	2.9%	4.5%	5.1%
Minority interests' share of income	0.8%	1.1%	2.3%
Net income	8.8%	6.9%	9.6%

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Fiscal 2004 to Fiscal 2003

Net Sales

Net sales in fiscal 2004 increased by 22.3% to $215.7 million, as compared to net sales of $176.5 million in fiscal 2003. The increase in net sales reflects an increase of $25.0 million (a 19.5% increase) to $153.2 million in sales within the FSG, and an increase of $14.1 million (a 28.9% increase) to $62.6 million in sales within the ETG. The FSG's sales increase primarily reflects improved demand for its aftermarket replacement parts and repair and overhaul services, which reflects continuing recovery within the commercial airline industry, as well as increased sales of new products. The increase in sales within the ETG primarily resulted from the acquisition of Sierra in December 2003 and improved demand for the Company's defense and industrial electronics components.

The Company's net sales in fiscal 2004 by market approximated 63% from the commercial aviation industry, 24% from the defense and space industries and 13% from other industrial markets including medical, electronics and telecommunications. Net sales in fiscal 2003 by market approximated 68% from the commercial aviation industry, 22% from the defense and space industries and 10% from other markets.

Gross Profit and Operating Expenses

The Company's gross profit margin improved to 35.1% in fiscal 2004 as compared to 32.9% in fiscal 2003, reflecting higher margins within the ETG. The ETG's gross profit margin increase was primarily due to the acquisition of Sierra. The FSG's gross profit margin in fiscal 2004 approximated 2003 margins principally due to higher costs from write-offs of excess inventory in the first quarter of fiscal 2004 and the restructuring expenses referred to below, partially offset by a reduction of the product warranty reserve and lower research and development expenses as a percentage of net sales. Consolidated cost of sales in fiscal 2004 and fiscal 2003 included approximately $10.4 million and $9.2 million, respectively, of new product research and development expenses.

During the third and fourth quarters of fiscal 2004, the Company incurred an aggregate of $850,000 of restructuring expenses within certain subsidiaries of the FSG that provide repair and overhaul services ("repair and overhaul subsidiaries"). The unexpected death of an executive of certain of the repair and overhaul subsidiaries (see "Life Insurance Proceeds" below) was the impetus for the commencement of the restructuring activities, which the Company believes will allow it to better service its customers and improve operating margins. The restructuring expenses include $350,000 of inventory write-downs, which were recorded within cost of sales, and $261,000 of management hiring/relocation related expenses, $168,000 of moving costs and other associated expenses and $71,000 of contract termination costs that were all recorded within selling, general and administrative (SG&A) expenses. The inventory written down is related to older generation aircraft for which repair and overhaul services are being discontinued by the Company. The management hiring/relocation related expenses include one-time employee termination/hiring benefits and relocation costs. The moving costs and other associated expenses consist of moving costs related to the consolidation of two repair and overhaul facilities. Contract termination costs include the lease termination on a facility.

SG&A expenses were $43.2 million and $34.9 million in fiscal 2004 and fiscal 2003, respectively. The increase in SG&A expenses reflects higher sales within the FSG, the acquisition of Sierra, an increase in Corporate expenses, the aforementioned restructuring expenses, and litigation-related expenses referred to below. The increase in Corporate expenses from $4.5 million in fiscal 2003 to $6.9 million in fiscal 2004 reflects accrued performance awards of $1.4 million in fiscal 2004 and a reversal of approximately $400,000 of professional fees in fiscal 2003 that were accrued at the end of fiscal 2002 pursuant to a contractual arrangement that was renegotiated in the first quarter of fiscal 2003.

The Company also incurred $410,000 of legal and other costs related to litigation brought by a subsidiary of the ETG against two former employees for breach of contract and other possible causes of action against the former employees and others, which were recorded within SG&A expenses.

The restructuring expenses and litigation-related expenses decreased net income by $684,000, or $.03 per diluted share in fiscal 2004. For more information on the restructuring activities, see Note 12, Restructuring Expenses, of the Notes to Consolidated Financial Statements. For more information on the litigation-related expenses, see Note 17, Commitments and Contingencies – Litigation, of the Notes to Consolidated Financial Statements.

As a percentage of net sales, SG&A expenses remained stable at 20.0% in fiscal 2004 compared to 19.8% in fiscal 2003 despite a .4% increase attributable to the aforementioned restructuring expenses and litigation-related expenses, which reflects efforts to control costs while increasing revenues.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Income

Operating income in fiscal 2004 increased by 40.6% to $32.6 million, compared to operating income of $23.2 million in fiscal 2003. The increase in operating income reflects an increase of $6.8 million (a 79.6% increase) in operating income of the ETG from $8.5 million in fiscal 2003 to $15.3 million in fiscal 2004 reflecting the acquisition of Sierra and an increase of $5.1 million (a 26.4% increase) in operating income of the FSG from $19.2 million in fiscal 2003 to $24.3 million in fiscal 2004 reflecting the higher sales. These increases were partially offset by the increase in Corporate expenses. As a percentage of net sales, operating income increased from 13.2% in fiscal 2003 to 15.1% in fiscal 2004. The improvement in operating income as a percentage of net sales reflects an increase in the ETG's operating income as a percentage of net sales from 17.5% in fiscal 2003 to 24.4% in fiscal 2004 and an increase in the FSG's operating income as a percentage of net sales from 15.0% in fiscal 2003 to 15.8% in fiscal 2004 despite a .4% decrease attributable to the aforementioned restructuring expenses and litigation-related expenses. The improvement in the ETG's operating income and operating income as a percentage of net sales reflects the purchase of Sierra and the increased sales, discussed previously. The increase in the FSG's operating income and operating income as a percentage of net sales reflects the increased sales previously discussed and lower SG&A expenses as a percentage of sales.

Interest Expense

Interest expense in fiscal 2004 and fiscal 2003 was comparable as average borrowings outstanding and associated interest rates remained at approximately the same levels. Additional information about the Company's revolving credit facility may be found within "Financing Activities", which follows.

Interest and Other Income

Interest and other income in fiscal 2004 and fiscal 2003 were not material.

Life Insurance Proceeds

In the third quarter of fiscal 2004, the Company received $5.0 million in proceeds from a key-person life insurance policy maintained by a subsidiary of the FSG. The life insurance proceeds, which are non-taxable, increased net income (after the minority interest's share of the income) in fiscal 2004 by $4.0 million, or $.16 per diluted share.

Income Tax Expense

The Company's effective tax rate decreased from 35.6% in fiscal 2003 to 29.9% in fiscal 2004 as the aforementioned $5.0 million in life insurance proceeds and the minority interest's share of the income of Sierra LLC are excluded from the Company's income that is subject to federal income taxes. For a detailed analysis of the provision for income taxes see Note 7, Income Taxes, of the Notes to Consolidated Financial Statements.

Minority Interests' Share of Income

Minority interests' share of income of consolidated subsidiaries relates to the minority interests held in HEICO Aerospace and the 20% minority interest held in Sierra LLC. The increase from fiscal 2003 to fiscal 2004 was attributable to higher earnings of the FSG and income of Sierra LLC.

Net Income

The Company's net income was $20.6 million, or $.80 per diluted share, in fiscal 2004 compared to $12.2 million, or $.50 per diluted share, in fiscal 2003. The net impact of the life insurance proceeds reduced by the restructuring expenses and litigation-related expenses increased net income by $3.3 million, or $.13 per diluted share in fiscal 2004.

Outlook

Both the FSG and the ETG reported significantly improved sales and operating income for fiscal 2004 compared to fiscal 2003. Operating margins within the FSG continued to show year-over-year improvement despite the restructuring expenses and operating margins within the ETG continued at a strong level.

The Company's December 2004 acquisition of a producer of specialty high voltage interconnection devices and wire primarily for defense applications and other markets (see Note 20, Subsequent Event, of the Notes to Consolidated Financial Statements) furthers its product and customer diversification strategy. Net sales from the defense and space industries and other industrial markets, including medical, electronics and telecommunications, represented approximately 37% of the Company's total net sales in fiscal 2004.

Management's Discussion and Analysis of Financial Condition and Results of Operations

As the Company looks forward to fiscal 2005 and beyond, HEICO will continue to focus on new products, further market penetration, additional acquisitions and maintaining its financial strength. Based on current market conditions, the Company believes that the FSG's operating margins can continue to show year-over-year improvement while maintaining the strong operating margins in the ETG. Including the results of the Company's recent acquisition, the Company is targeting fiscal 2005 net sales and earnings growth over fiscal 2004 results.

Comparison of Fiscal 2003 to Fiscal 2002

Net Sales

Net sales in fiscal 2003 totaled $176.5 million, up 3% when compared to net sales of $172.1 million in fiscal 2002. The increase reflects higher sales within the FSG, which increased 7% to $128.3 million in fiscal 2003 compared to $120.1 million in fiscal 2002, partially offset by lower sales within the ETG, which decreased 7% to $48.6 million in fiscal 2003 from $52.5 million in fiscal 2002. The sales increase within the FSG primarily reflects stronger repair and overhaul related sales and higher commercial aftermarket parts and services sales primarily attributable to sales of new products and services and improved demand within the commercial aerospace industry in the later half of fiscal 2003 following the end of the impact of the military conflict in Iraq and SARS. The sales decrease within the ETG is primarily attributed to a decline in demand from certain foreign military customers.

Gross Profit and Operating Expenses

The Company's gross profit margins averaged 32.9% in fiscal 2003 as compared to 35.7% in fiscal 2002. This decrease is primarily due to lower margins within the ETG attributed to lower foreign military sales and lower sales of other higher margin products. The FSG's gross profit margins in fiscal 2003 approximated fiscal 2002 margins. Cost of sales in fiscal 2003 and fiscal 2002 includes approximately $9.2 million and $9.7 million, respectively, of new product research and development expenses net of reimbursements pursuant to cooperation and joint venture agreements. The decline in new product research and development expenses was in line with a decrease in the amount budgeted for fiscal 2003 relative to actual fiscal 2002 expenses.

Selling, general and administrative (SG&A) expenses decreased $4.2 million to $34.9 million in fiscal 2003 from $39.1 million in fiscal 2002. The decrease in SG&A expenses is mainly due to lower commission expenses within the ETG due to the lower sales discussed previously, lower corporate expenses, and reduced bad debt expenses within the FSG. Corporate expenses include the reversal of approximately $400,000 of professional fees that were accrued in the fourth quarter of fiscal 2002 pursuant to a contractual agreement, which was renegotiated in the first quarter of fiscal 2003. Bad debt expenses were lower within the FSG in fiscal 2003 due to bankruptcy filings by certain customers in fiscal 2002. As a percentage of sales, SG&A expenses decreased to 19.8% in fiscal 2003 compared to 22.7% in fiscal 2002. The decrease is primarily due to higher sales volumes and lower bad debt expenses within the FSG, the reduction in corporate expenses, and by lower sales of products bearing higher commission rates within the ETG.

Operating Income

Operating income increased to $23.2 million in fiscal 2003 from $22.4 million in fiscal 2002. The increase in operating income reflects higher operating income within the FSG, which increased to $19.2 million in fiscal 2003 from $15.8 million in fiscal 2002 and a $0.8 million reduction in corporate expenses, partially offset by lower operating income within the ETG, which decreased to $8.5 million in fiscal 2003 compared to $11.9 million in fiscal 2002. As a percentage of sales, operating income increased to 13.2% in fiscal 2003 from 13.0% in fiscal 2002. The increase in operating income as a percentage of sales reflects an increase in the FSG's operating income as a percentage of sales from 13.2% in fiscal 2002 to 15.0% in fiscal 2003, offset by a decrease in the ETG's operating income as a percentage of sales from 22.6% in fiscal 2002 to 17.5% in fiscal 2003. The increase in the FSG's operating income as a percentage of sales reflects the higher sales and lower bad debt expenses discussed above. The decrease in the ETG's operating income as a percentage of sales reflects the lower sales and gross profit margins discussed previously.

Interest Expense

Interest expense decreased to $1.2 million in fiscal 2003 from $2.2 million in fiscal 2002. The decrease was principally due to a lower weighted average balance outstanding under the Company's revolving credit facilities in fiscal 2003 and lower interest rates. Additional information about the Company's revolving credit facilities may be found within "Financing Activities", which follows.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Interest and Other Income

Interest and other income in fiscal 2003 approximated amounts in fiscal 2002.

Gain on Sale of Product Line

In fiscal 2002, the Company recognized an additional pretax gain of $1,230,000 ($765,000 net of tax, or $.03 per diluted share) on the sale of the Trilectron product line due to the elimination of certain reserves upon the expiration of indemnification provisions of the sales contract.

Income Tax Expense

The Company's effective tax rate was 35.6% in fiscal 2003 compared to 23.0% in fiscal 2002. Income tax expense in fiscal 2002 reflects the recovery of a portion of taxes paid in prior years resulting from an income tax audit completed in fiscal 2002, which increased net income by $2.1 million, or $.09 per diluted share, net of related expenses (including professional fees and interest) as explained further in Note 7, Income Taxes, of the Notes to Consolidated Financial Statements. The recovery of taxes paid was the principal reason for the lower effective tax in fiscal 2002. For a detailed analysis of the provision for income taxes, see Note 7, Income Taxes, of the Notes to Consolidated Financial Statements.

Minority Interests' Share of Income

Minority interests' share of income of consolidated subsidiaries represents the minority interests held in HEICO Aerospace. Minority interests increased by $2.0 million in fiscal 2003 as compared to an increase of $1.3 million in fiscal 2002 due mainly to the higher earnings within the FSG.

Net Income

The Company's net income was $12.2 million, or $.50 per diluted share, in fiscal 2003 compared to net income of $15.2 million, or $.62 per diluted share in fiscal 2002. The lower net income in fiscal 2003 primarily reflects the effect of the income tax recovery and gain on sale of a product line in fiscal 2002, which increased net income by an aggregate of $2.9 million, or $.12 per diluted share, and higher minority interests in fiscal 2003 as discussed above offset by slightly higher operating income in fiscal 2003.

Inflation

The Company has generally experienced increases in its costs of labor, materials and services consistent with overall rates of inflation. The impact of such increases on the Company's net income has been generally minimized by efforts to lower costs through manufacturing efficiencies and cost reductions.

Liquidity and Capital Resources

The Company generates cash primarily from its operating activities and financing activities, including borrowings under long-term credit agreements.

Principal uses of cash by the Company include acquisitions, payments of principal and interest on debt, capital expenditures, cash dividends and increases in working capital.

The amount of cash and cash equivalents in the accompanying Consolidated Balance Sheets declined from $4.3 million as of October 31, 2003 to $.2 million as of October 31, 2004 principally through the use of available cash to repay borrowings under the Company's revolving credit facility. The revolving credit facility may be drawn upon or repaid as necessary for working capital and general corporate needs of the Company.

The Company believes that its net cash provided by operating activities and available borrowings under its revolving credit facility will be sufficient to fund cash requirements for the foreseeable future.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Activities

Net cash provided by operating activities was $44.1 million for fiscal 2004, consisting primarily of net income of $20.6 million, including $4.0 million of cash proceeds from life insurance net of the minority interest's share, depreciation and amortization of $6.8 million, minority interests' share of income of consolidated subsidiaries of $5.0 million, a deferred income tax provision of $4.1 million, a tax benefit on stock option exercises of $1.3 million, and a decrease in net operating assets of $6.5 million. The decrease in net operating assets (current assets used in operating activities net of current liabilities) primarily reflects lower inventories resulting from efforts to improve inventory turnover by reducing the level of finished goods maintained on hand, higher accounts receivable and current liabilities associated with increased sales levels and higher income taxes payable resulting from the timing of required income tax payments.

Net cash provided by operating activities was $28.9 million for fiscal 2003, principally reflecting net income of $12.2 million, depreciation and amortization of $6.7 million, deferred income tax provision of $3.5 million, minority interests' share of income of consolidated subsidiaries of $2.0 million, and a decrease in net operating assets of $4.0 million. The decrease in net operating assets (current assets used in operating activities net of current liabilities) primarily reflects lower inventories resulting from efforts to improve inventory turnover by reducing the level of finished goods maintained on hand.

Net cash provided by operating activities was $26.3 million for fiscal 2002, principally reflecting net income of $15.2 million, depreciation and amortization of $6.0 million, deferred income tax provision of $3.9 million, and a tax benefit related to stock option exercises of $2.9 million, partially offset by an increase in net operating assets of $1.9 million. The increase in net operating assets (current assets used in operating activities net of current liabilities) primarily resulted from higher inventories associated with new products.

Investing Activities

Net cash used in investing activities during the three fiscal year period ended October 31, 2004 primarily relates to various acquisitions, including contingent payments, totaling $34.2 million, including $28.1 million in fiscal 2004. Further details on acquisitions may be found under the caption "Overview". Capital expenditures aggregated to $18.8 million over the last three fiscal years, primarily reflecting the expansion of existing production facilities and capabilities, which were generally funded by cash generated by operating activities.

Financing Activities

The Company used cash provided by operating activities to make net payments on its revolving credit facility of $14.0 million in fiscal 2004, $24.0 million in fiscal 2003 and $11.0 million in fiscal 2002. The net payments made in fiscal 2004 reflect $27.0 million borrowed to fund the aforementioned acquisition, net of repayments of $41.0 million. For the three fiscal year period ended October 31, 2004, the Company paid cash dividends aggregating to $3.3 million and received proceeds from stock option exercises of $2.4 million.

In April 2004, the Company extended the term of its $120 million revolving credit agreement by one year to May 2007. The revolving credit facility may be used for working capital and general corporate needs of the Company, including letters of credit, and to finance acquisitions (generally not in excess of an aggregate total of $30 million over any trailing twelve-month period without the requisite approval of the bank syndicate). The Company can extend the revolving credit term for an additional one year period subject to requisite bank syndicate approval. Advances under the revolving credit facility accrue interest at the Company's choice of the London Interbank Offered Rate (LIBOR) or the "Base Rate" plus applicable margins (based on the Company's ratio of total funded debt to earnings before interest, taxes, depreciation and amortization, or "leverage ratio"). The revolving credit facility is secured by substantially all assets other than real property of the Company and its subsidiaries and contains covenants which require, among other things, the maintenance of a leverage ratio and a fixed charge coverage ratio as well as minimum net worth requirements. See Note 6, Long-Term Debt, of the Notes to Consolidated Financial Statements for further information regarding the revolving credit facility.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations

The following table summarizes the Company's contractual obligations as of October 31, 2004:

		Payments due by fiscal period			
	Total	2005	2006 - 2007	2008 - 2009	Thereafter
Long-term debt obligations [1]	$ 17,980,000	$ —	$ 16,000,000	$ 1,980,000	$ —
Capital lease obligations [1]	149,000	58,000	91,000	—	—
Operating lease obligations [2]	6,859,000	1,960,000	2,516,000	1,302,000	1,081,000
Purchase obligations [3]	206,000	206,000	—	—	—
Other long-term liabilities [4]	562,000	74,000	148,000	137,000	203,000
Total contractual obligations	$ 25,756,000	$ 2,298,000	$ 18,755,000	$ 3,419,000	$ 1,284,000

(1) See Note 6, Long-Term Debt, of the Notes to Consolidated Financial Statements and Financing Activities above for additional information regarding the Company's long-term debt and capital lease obligations.
(2) See Note 17, Commitments and Contingencies – Lease Commitments, of the Notes to Consolidated Financial Statements for additional information regarding the Company's operating lease obligations.
(3) Includes commitments for capitalized expenditures and excludes all purchase obligations for inventory and supplies in the ordinary course of business.
(4) These amounts represent projected payments under our Directors Retirement Plan, which is explained further in Note 10, Retirement Plans, of the Notes to Consolidated Financial Statements. The plan is unfunded and we pay benefits directly. The amounts in the table do not include amounts related to the Company's deferred compensation arrangement for which there is an offsetting asset included in the Company's Consolidated Balance Sheets.

Off-Balance Sheet Arrangements

The Company has arranged for standby letters of credit aggregating to $1.2 million to meet the security requirement of its insurance company for potential workers' compensation claims. These letters of credit are supported by the Company's $120 million revolving credit facility. In addition, the Company's industrial development revenue bonds are secured by a $2.0 million letter of credit expiring April 2008 and a mortgage on the related properties pledged as collateral.

As part of the agreement to acquire an 80% interest in Sierra Microwave Technology, Inc. (see Note 2, Acquisitions and Strategic Alliances, of the Notes to Consolidated Financial Statements), the Company has the right to purchase the minority interests in approximately ten years, or sooner under certain conditions, and the minority holders have the right to cause the Company to purchase their interests commencing in approximately five years, or sooner under certain conditions.

New Accounting Standards

In December 2003, the FASB issued FASB Interpretation No. 46(R), or FIN 46(R), "Consolidation of Variable Interest Entities". FIN 46(R) replaces FIN 46 and addresses consolidation by business enterprises of variable interest entities. This Interpretation shall be applied to variable interest entities or potential variable interest entities commonly referred to as special-purpose entities by the end of the first reporting period ending after December 15, 2003 and applied to all variable interest entities by the end of the first reporting period ending after March 15, 2004. The adoption of FIN 46(R) did not have a material effect on the Company's results of operations or financial position.

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment". This Statement revises FASB Statement No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS No. 123(R) focuses primarily on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires companies to recognize in the statement of operations the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). This Statement is effective as of the first reporting period that begins after June 15, 2005. Accordingly, the Company will adopt SFAS 123(R) in its fourth quarter of fiscal 2005. The Company is currently evaluating the provisions of SFAS 123(R) and has not yet determined the impact that this Statement will have on its results of operations or financial position.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

Certain statements in this Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained herein that are not clearly historical in nature may be forward-looking and the words "believe," "expect," "estimate" and similar expressions are generally intended to identify forward-looking statements. Any forward-looking statements contained herein, in press releases, written statements or other documents filed with the Securities and Exchange Commission or in communications and discussions with investors and analysts in the normal course of business through meetings, phone calls and conference calls, concerning our operations, economic performance and financial condition are subject to known and unknown risks, uncertainties and contingencies. We have based these forward-looking statements on our current expectations and projections about future events. All forward-looking statements involve risks and uncertainties, many of which are beyond our control, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Also, forward-looking statements are based upon management's estimates of fair values and of future costs, using currently available information. Therefore, actual results may differ materially from those expressed or implied in those statements. Factors that could cause such differences include, but are not limited to:

- Lower demand for commercial air travel or airline fleet changes, which could cause lower demand for our goods and services;
- Product specification costs and requirements, which could cause an increase to our costs to complete contracts;
- Governmental and regulatory demands, export policies and restrictions, reductions in defense or space spending by U.S. and/or foreign customers, or competition from existing and new competitors, which could reduce our sales;
- HEICO's ability to introduce new products and product pricing levels, which could reduce our sales or sales growth;
- HEICO's ability to make acquisitions and achieve operating synergies from acquired businesses, customer credit risk, interest rates and economic conditions within and outside of the aviation, defense, space and electronics industries, which could negatively impact our costs and revenues; and
- HEICO's ability to maintain effective internal controls, which could adversely affect our business and the market price of our common stock.

We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss arising from changes in values of financial instruments, including interest rate risk and liquidity risk. The Company engages in transactions in the normal course of business that expose it to market risks. The primary market risk to which the Company has exposure is interest rate risk, mainly related to its revolving credit facility and industrial revenue bonds, which had an aggregate outstanding balance of $18.0 million as of October 31, 2004. Interest rates on borrowings outstanding under the revolving credit facility are based on LIBOR plus a variable margin, while interest rates on the industrial development revenue bonds are based on variable rates. Interest rate risk associated with the Company's variable rate debt is the potential increase in interest expense from an increase in interest rates. Based on the outstanding debt balance as of October 31, 2004, a hypothetical 10% increase in interest rates would increase the Company's interest expense by approximately $50,000 in fiscal 2005.

The Company maintains a portion of its cash and cash equivalents in financial instruments with original maturities of three months or less. These financial instruments are subject to interest rate risk and will decline in value if interest rates increase. Due to the short duration of these financial instruments, a hypothetical 10% increase in interest rates as of October 31, 2004 would not have a material effect on the Company's results of operations or financial position.

Consolidated Balance Sheets

As of October 31,	2004	2003
		As Restated See Note 19
Assets		
Current assets:		
Cash and cash equivalents	$ 214,000	$ 4,321,000
Accounts receivable, net	36,798,000	28,820,000
Inventories	48,020,000	51,240,000
Prepaid expenses and other current assets	3,208,000	3,003,000
Deferred income taxes	5,672,000	3,872,000
Total current assets	93,912,000	91,256,000
Property, plant and equipment, net	40,558,000	39,783,000
Goodwill	216,674,000	188,700,000
Other assets	13,111,000	13,505,000
Total assets	$ 364,255,000	$ 333,244,000
Liabilities and Shareholders' Equity		
Current liabilities:		
Current maturities of long-term debt	$ 58,000	$ 29,000
Trade accounts payable	7,969,000	7,475,000
Accrued expenses and other current liabilities	20,244,000	14,362,000
Income taxes payable	3,771,000	820,000
Total current liabilities	32,042,000	22,686,000
Long-term debt, net of current maturities	18,071,000	31,984,000
Deferred income taxes	16,262,000	10,337,000
Other non-current liabilities	5,834,000	6,142,000
Total liabilities	72,209,000	71,149,000
Minority interests in consolidated subsidiaries	44,644,000	40,577,000
Commitments and contingencies (Notes 2 and 17)		
Shareholders' equity:		
Preferred Stock, $.01 par value per share; 10,000,000 shares authorized; 300,000 shares designated as Series B Junior Participating Preferred Stock and 300,000 shares designated as Series C Junior Participating Preferred Stock; none issued	—	—
Common Stock, $.01 par value par share; 30,000,000 shares authorized; 9,898,451 and 9,690,945 shares issued and outstanding, respectively	99,000	97,000
Class A Common Stock, $.01 par value per share; 30,000,000 shares authorized; 14,325,304 and 13,876,496 shares issued and outstanding, respectively	143,000	117,000
Capital in excess of par value	187,950,000	155,064,000
Retained earnings	59,210,000	69,172,000
	247,402,000	224,450,000
Less: Note receivable secured by Class A Common Stock	—	(2,932,000)
Total shareholders' equity	247,402,000	221,518,000
Total liabilities and shareholders' equity	$ 364,255,000	$ 333,244,000

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

For the year ended October 31,	2004	2003	2002
Net sales	$ 215,744,000	$ 176,453,000	$ 172,112,000
Operating costs and expenses:			
Cost of sales	139,932,000	118,349,000	110,610,000
Selling, general and administrative expenses	43,193,000	34,899,000	39,102,000
Total operating costs and expenses	183,125,000	153,248,000	149,712,000
Operating income	32,619,000	23,205,000	22,400,000
Interest expense	(1,090,000)	(1,189,000)	(2,248,000)
Interest and other income	26,000	93,000	97,000
Life insurance proceeds	5,000,000	—	—
Gain on sale of product line	—	—	1,230,000
Income before income taxes and minority interests	36,555,000	22,109,000	21,479,000
Income tax expense	10,948,000	7,872,000	4,930,000
Income before minority interests	25,607,000	14,237,000	16,549,000
Minority interests' share of income	4,977,000	2,015,000	1,323,000
Net income	$ 20,630,000	$ 12,222,000	$ 15,226,000
Net income per share:			
Basic	$ .86	$ .53	$ .66
Diluted	$ .80	$ .50	$ .62
Weighted average number of common shares outstanding:			
Basic	24,036,980	23,236,841	23,003,784
Diluted	25,754,598	24,531,280	24,732,679

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income

	Common Stock	Class A Common Stock
Balances as of October 31, 2001	$ 93,000	$ 115,000
Net income	—	—
Unrealized gain on interest rate swap, net of tax benefit of $144,000	—	—
Comprehensive income	—	—
Cash dividends ($.045 per share)	—	—
Payment on note receivable from employee savings and investment plan	—	—
Tax benefit from stock options exercises	—	—
Exercises of stock options	1,000	1,000
Repurchase of stock	—	—
Other	—	—
Balances as of October 31, 2002	94,000	116,000
Net income	—	—
Comprehensive income	—	—
Proceeds from shares sold in connection with business acquisition (Note 17)	—	—
Cash dividends ($.045 per share)	—	—
Tax benefit from stock options exercises	—	—
Exercises of stock options	3,000	1,000
Repurchase of stock	—	—
Other	—	—
Balances as of October 31, 2003	97,000	117,000
10% stock dividend on Common Stock and Class A Common Stock paid in shares of Class A Common Stock (Note 8)	—	22,000
Net income	—	—
Comprehensive income	—	—
Shares issued in connection with business acquisition (Note 2)	—	3,000
Proceeds from shares sold in connection with business acquisition (Note 17)	—	—
Adjustment to guaranteed resale value of shares issued in connection with business acquisition (Note 17)	—	—
Cash dividends ($.05 per share)	—	—
Tax benefit from stock options exercises	—	—
Exercises of stock options	2,000	2,000
Other	—	(1,000)
Balances as of October 31, 2004	$ 99,000	$ 143,000

The accompanying notes are an integral part of these consolidated financial statements.

Capital in Excess of Par Value	Accumulated Other Comprehensive Loss	Retained Earnings	Notes Receivable	Comprehensive Income
$ 150,605,000	$ (226,000)	$ 43,830,000	$ (5,648,000)	
—	—	15,226,000	—	$ 15,226,000
—	226,000	—	—	226,000
—	—	—	—	$ 15,452,000
—	—	(1,045,000)	—	
—	—	—	648,000	
2,944,000	—	—	—	
436,000	—	—	—	
(200,000)	—	—	—	
62,000	—	(4,000)	—	
153,847,000	—	58,007,000	(5,000,000)	
—	—	12,222,000	—	$ 12,222,000
—	—	—	—	$ 12,222,000
—	—	—	2,068,000	
—	—	(1,055,000)	—	
348,000	—	—	—	
985,000	—	—	—	
(120,000)	—	—	—	
4,000	—	(2,000)	—	
155,064,000	—	69,172,000	(2,932,000)	
29,342,000	—	(29,393,000)	—	
—	—	20,630,000	—	$ 20,630,000
—	—	—	—	$ 20,630,000
2,997,000	—	—	—	
—	—	—	1,259,000	
(1,673,000)	—	—	1,673,000	
—	—	(1,201,000)	—	
1,258,000	—	—	—	
959,000	—	—	—	
3,000	—	2,000	—	
$ 187,950,000	$ —	$ 59,210,000	$ —	

Consolidated Statements of Cash Flows

For the year ended October 31,	2004	2003 As Restated See Note 19	2002 As Restated See Note 19
Operating Activities:			
Net income	$ 20,630,000	$ 12,222,000	$ 15,226,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	6,779,000	6,720,000	5,967,000
Deferred income tax provision	4,125,000	3,520,000	3,917,000
Minority interests' share of income	4,977,000	2,015,000	1,323,000
Tax benefit from stock option exercises	1,258,000	348,000	2,944,000
Gain on sale of product line	—	—	(1,230,000)
Change in estimate of product warranty liability	(535,000)	—	—
Restructuring expense related to inventory write-downs	350,000	—	—
Changes in assets and liabilities, net of acquisitions:			
(Increase) decrease in accounts receivable	(6,193,000)	(101,000)	3,421,000
Decrease (increase) in inventories	3,576,000	3,705,000	(3,996,000)
Decrease (increase) in prepaid expenses and other current assets	263,000	999,000	(393,000)
Increase (decrease) in trade account payables, accrued expenses and other current liabilities	6,036,000	(1,390,000)	(588,000)
Increase (decrease) in income taxes payable	2,951,000	820,000	(564,000)
Other	(167,000)	6,000	267,000
Net cash provided by operating activities	44,050,000	28,864,000	26,294,000
Investing Activities:			
Acquisitions and related costs, net of cash acquired	(28,099,000)	(1,554,000)	(4,515,000)
Capital expenditures	(5,737,000)	(4,723,000)	(8,338,000)
Payment received from employee savings and investment plan note receivable	—	—	648,000
Other	(335,000)	85,000	(2,188,000)
Net cash used in investing activities	(34,171,000)	(6,192,000)	(14,393,000)
Financing Activities:			
Payments on revolving credit facility, net	(14,000,000)	(24,000,000)	(11,000,000)
Cash dividends paid	(1,201,000)	(1,055,000)	(1,045,000)
Proceeds from stock option exercises	963,000	989,000	438,000
Proceeds from shares of common stock sold in connection with business acquisition	1,259,000	2,068,000	—
Repurchases of common stock	—	(120,000)	(200,000)
Minority interest investment	164,000	249,000	—
Other	(1,171,000)	(1,021,000)	112,000
Net cash used in financing activities	(13,986,000)	(22,890,000)	(11,695,000)
Net (decrease) increase in cash and cash equivalents	(4,107,000)	(218,000)	206,000
Cash and cash equivalents at beginning of year	4,321,000	4,539,000	4,333,000
Cash and cash equivalents at end of year	$ 214,000	$ 4,321,000	$ 4,539,000

The accompanying notes are an integral part of these consolidated financial statements.

Notes To Consolidated Financial Statements

For the years ended October 31, 2004, 2003 and 2002

NOTE 1. Summary of Significant Accounting Policies

Nature of Business

HEICO Corporation, through its principal subsidiaries HEICO Aerospace Holdings Corp. (HEICO Aerospace) and HEICO Electronic Technologies Corp. (HEICO Electronic) and their subsidiaries (collectively, the Company), is principally engaged in the design, manufacture and sale of aerospace, defense, and electronics related products and services throughout the United States and internationally. HEICO Aerospace's principal subsidiaries include HEICO Aerospace Corporation, Jet Avion Corporation, LPI Industries Corporation, Aircraft Technology, Inc., Northwings Accessories Corporation, McClain International, Inc., Rogers-Dierks, Inc., Turbine Kinetics, Inc., Thermal Structures, Inc., Future Aviation, Inc., Aero Design, Inc., HEICO Aerospace Parts Corp., Aviation Facilities, Inc., Jetseal, Inc. and Niacc Technology, Inc. HEICO Electronic's principal subsidiaries include Radiant Power Corp., Leader Tech, Inc., Santa Barbara Infrared, Inc., Analog Modules, Inc., Inertial Airline Services, Inc. and Sierra Microwave Technology, LLC. The Company's customer base is primarily the commercial airline, defense, space and electronics industries. As of October 31, 2004, the Company's principal operations are located in Glastonbury, Connecticut; Atlanta, Georgia; Cleveland, Ohio; Georgetown, Texas; Mt. Juliet, Tennessee; Anacortes and Spokane, Washington; Corona, Fresno, and Santa Barbara, California; and Fort Myers, Hollywood, Miami, Orlando, Sarasota, Tampa and Titusville, Florida.

Basis of Presentation

The consolidated financial statements include the accounts of HEICO Corporation and its subsidiaries, all of which are wholly-owned except for HEICO Aerospace, which is 20%-owned by Lufthansa Technik AG, the technical services subsidiary of Lufthansa German Airlines, and one subsidiary within HEICO Electronic, which is 80% owned. In addition, HEICO Aerospace consolidates a joint venture formed in March 2001, which is 16%-owned by American Airlines' parent company, AMR Corporation, and an 80%-owned subsidiary. (See Note 2, Acquisitions and Strategic Alliances, of the Notes to Consolidated Financial Statement.) HEICO Aerospace also accounts for a 50%-owned joint venture formed in fiscal 2002 under the equity method. The Company's investment in the 50%-owned joint venture and its share of its operating results were not significant to the Company's consolidated financial statements. All significant intercompany balances and transactions are eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the consolidated financial statements, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventory

A portion of inventory is stated at the lower of cost or market, with cost being determined on the first-in, first-out or the average cost basis. The remaining portion of inventory is stated at the lower of cost or market, on a per contract accumulation of contract costs basis, with estimated total contract costs being allocated ratably to all units. The effects of changes in estimated total contract costs are recognized in the period of revision. Losses, if any, are recognized fully in the period when identified.

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation and amortization is provided mainly on the straight-line method over the estimated useful lives of the various assets. Property, plant and equipment useful lives are as follows:

Buildings	28 to 55 years
Leasehold improvements	3 to 40 years
Machinery and equipment	3 to 20 years
Tooling	2 to 5 years

Notes To Consolidated Financial Statements

For the years ended October 31, 2004, 2003 and 2002

The costs of major additions and improvements are capitalized. Repairs and maintenance are charged to operations as incurred. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and any related gain or loss is reflected in earnings.

Goodwill and Other Intangible Assets

The Company tests goodwill for impairment annually as of October 31 or more frequently if events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable. The test requires the Company to compare the fair value of each of its reporting units to its carrying value to determine potential impairment. If the carrying value of a reporting unit exceeds its fair value, the implied fair value of that reporting unit's goodwill is to be calculated and an impairment loss shall be recognized in the amount by which the carrying value of a reporting unit's goodwill exceeds its implied fair value, if any.

The Company's intangible assets subject to amortization consist primarily of licenses, patents and non-compete covenants and are amortized on the straight-line method over their legal or estimated useful lives, ranging from 7 to 17 years.

Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, trade accounts payable and accrued expenses and other current liabilities approximate fair value due to the relatively short maturity of the respective instruments. The carrying value of long-term debt approximates fair market value due to its floating interest rates.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across many different geographical regions.

Long-term investments (included within other assets in the Company's Consolidated Balance Sheets) are stated at fair value based on quoted market prices.

Interest Rate Swap Agreements

Periodically, the Company enters into interest rate swap agreements to manage interest expense related to its $120 million revolving credit facility. Interest rate risk associated with the Company's variable rate revolving credit facility is the potential increase in interest expense from an increase in interest rates. A derivative instrument (e.g. interest rate swap agreement) that hedges the variability of cash flows related to a recognized liability is designated as a cash flow hedge. The Company's interest rate swap agreements expired in fiscal 2002 and the Company did not enter into any interest rate swap agreements in fiscal 2004 or fiscal 2003.

On an ongoing basis, the Company assesses whether derivative instruments used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged items and therefore qualify as cash flow hedges. For a derivative instrument that qualifies as a cash flow hedge, the effective portion of changes in fair value of the derivative is deferred and recorded as a component of other comprehensive income until the hedged transaction occurs and is recognized in earnings. All other portions of changes in the fair value of a cash flow hedge are recognized in earnings immediately.

Product Warranties

Product warranty liabilities are estimated at the time of shipment and recorded as a component of accrued expenses and other current liabilities in the Company's Consolidated Balance Sheets. The amount recognized is based on historical claims cost experience.

Revenue Recognition

Revenue is recognized on an accrual basis, primarily upon the shipment of products and the rendering of services. Revenue from certain fixed price contracts for which costs can be dependably estimated is recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. Revisions in cost estimates as contracts progress have the effect of increasing or decreasing profits in the period of revision. For fixed price contracts in which costs cannot be dependably estimated, revenue is recognized on the completed-contract method. A contract is considered complete when all costs except insignificant items have been incurred or the item has been accepted by the customer. The aggregate effects of changes in estimates relating to inventories and/or long-term contracts did not have a significant effect on net income or diluted net income per share in fiscal 2004, 2003 or 2002. Revenues earned from rendering services represented less than 10% of consolidated net sales for all periods presented.

Long-term Contracts

Accounts receivable and accrued expenses and other current liabilities include amounts related to the production of products under fixed-price contracts exceeding terms of one year. Revenues are recognized on the percentage-of-completion method for certain of these contracts, measured by the percentage of costs incurred to date to estimated total costs for each contract. This method is used because management considers costs incurred to be the best available measure of progress on these contracts. Revenues are recognized on the completed-contract method for certain other contracts. This method is used when the Company does not have adequate historical data to ensure that estimates are reasonably dependable.

Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. Selling, general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Variations in actual labor performance, changes to estimated profitability and final contract settlements may result in revisions to cost estimates and are recognized in income in the period in which the revisions are determined.

The asset, "costs and estimated earnings in excess of billings" on uncompleted percentage-of-completion contracts, included in accounts receivable, represents revenues recognized in excess of amounts billed. The liability, "billings in excess of costs and estimated earnings," included in accrued expenses and other current liabilities, represents billings in excess of revenues recognized on contracts accounted for under either the percentage-of-completion method or the completed-contract method. Billings are made based on the completion of certain milestones as provided for in the contracts.

Income Taxes

Deferred income taxes are provided on elements of income that are recognized for financial accounting purposes in periods different from periods recognized for income tax purposes.

Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period plus potentially dilutive common shares arising from the assumed exercise of stock options, if dilutive. The dilutive impact of potentially dilutive common shares is determined by applying the treasury stock method.

Stock Based Compensation

The Company accounts for stock-based employee compensation using the intrinsic value method. Accordingly, compensation expense has been recorded in the accompanying consolidated financial statements for any stock options granted below fair market value of the underlying stock as of the date of grant. The following table illustrates the pro forma effects on net income and net income per share as if the Company had applied the fair-value recognition provisions (an alternative method) to stock-based employee compensation. The fair value of each option grant is estimated as of the date of grant using the Black-Scholes option-pricing model.

For the year ended October 31,	2004	2003	2002
Net income, as reported	$ 20,630,000	$ 12,222,000	$ 15,226,000
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	2,000	3,000	38,000
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(1,481,000)	(1,724,000)	(3,883,000)
Pro forma net income	$ 19,151,000	$ 10,501,000	$ 11,381,000
Net income per share:			
Basic – as reported	$ .86	$ .53	$ .66
Basic – pro forma	$ .80	$ .45	$ .49
Diluted – as reported	$ .80	$ .50	$ .62
Diluted – pro forma	$ .74	$ .43	$ .46

Notes To Consolidated Financial Statements

For the years ended October 31, 2004, 2003 and 2002

Contingencies

Losses for contingencies such as product warranties, litigation and environmental matters are recognized in income when they are probable and can be reasonably estimated. Gain contingencies are not recognized in income until they have been realized.

New Accounting Standards

In December 2003, the FASB issued FASB Interpretation No. 46(R), or FIN 46(R), "Consolidation of Variable Interest Entities". FIN 46(R) replaces FIN 46 and addresses consolidation by business enterprises of variable interest entities. This Interpretation shall be applied to variable interest entities or potential variable interest entities commonly referred to as special-purpose entities by the end of the first reporting period ending after December 15, 2003 and applied to all variable interest entities by the end of the first reporting period ending after March 15, 2004. The adoption of FIN 46(R) did not have a material effect on the Company's results of operations or financial position.

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment". This Statement revises FASB Statement No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS No. 123(R) focuses primarily on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires companies to recognize in the statement of operations the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). This Statement is effective as of the first reporting period that begins after June 15, 2005. Accordingly, the Company will adopt SFAS 123(R) in its fourth quarter of fiscal 2005. The Company is currently evaluating the provisions of SFAS 123(R) and has not yet determined the impact that this Statement will have on its results of operations or financial position.

NOTE 2. Acquisitions and Strategic Alliances

Acquisitions

In November 2001, the Company, through a subsidiary, acquired certain assets and liabilities of Jetseal, Inc. (Jetseal). Jetseal is engaged in the manufacture of compression seals. In May 2003, the Company, through a subsidiary, acquired substantially all of the assets and liabilities of Niacc Technology, Inc. (Niacc). Niacc is engaged in the repair and overhaul of aircraft components and accessories principally serving the regional commuter and business aircraft market. The Company paid the purchase prices of these acquisitions primarily by using proceeds from its revolving credit facility.

In December 2003, the Company, through its HEICO Electronic Technologies Corp. subsidiary, acquired an 80% interest in the assets and business of Sierra Microwave Technology, Inc., (Sierra). Under the transaction, the Company formed a new subsidiary, Sierra Microwave Technology, LLC (Sierra LLC), which acquired substantially all of the assets and assumed certain liabilities of Sierra. The new subsidiary is owned 80% by the Company and 20% by certain members of Sierra's management group. The purchase price was paid in cash using proceeds from the Company's revolving credit facility and with shares of HEICO's Class A Common Stock. Sierra LLC is engaged in the design and manufacture of certain niche microwave components used in satellites and military products. As part of the agreement to acquire an 80% interest in Sierra, the Company has the right to purchase the minority interests in approximately ten years, or sooner under certain conditions, and the minority holders have the right to cause the Company to purchase their interests commencing in approximately five years, or sooner under certain conditions.

All of the acquisitions described above were accounted for using the purchase method of accounting and the results of each company were included in the Company's results from their effective purchase dates. The purchase price of each acquisition was not significant to the Company's consolidated financial statements and the pro forma consolidated operating results assuming each acquisition had been consummated as of the beginning of its respective fiscal year would not have been materially different from the reported results. The costs of each acquisition have been allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of the date of acquisition as determined by management. The excess of the purchase price over the net of the amounts assigned to assets acquired and liabilities assumed has been recorded as goodwill (See Note 18, Supplemental Disclosures of Cash Flow Information, of the Notes to Consolidated Financial Statements). The aggregate cost of acquisitions, including payments made in cash and with shares of the Company's common stock and contingent payments, was $31.1 million, $1.6 million and $4.5 million in fiscal 2004, 2003 and 2002, respectively.

Notes To Consolidated Financial Statements

For the years ended October 31, 2004, 2003 and 2002

Strategic Alliances and Sale of Minority Interests in Consolidated Subsidiaries

In October 1997, the Company entered into a strategic alliance with Lufthansa Technik AG, the technical services subsidiary of Lufthansa German Airlines, whereby Lufthansa Technik invested approximately $26 million in HEICO Aerospace, including $10 million paid at closing pursuant to a stock purchase agreement and approximately $16 million paid over four years to HEICO Aerospace pursuant to a research and development cooperation agreement, which has partially funded the accelerated development of additional Federal Aviation Administration (FAA)-approved replacement parts for jet engines and aircraft components. The funds received as a result of the research and development cooperation agreement reduced research and development expenses in the periods such expenses were incurred. In addition, Lufthansa Technik and HEICO Aerospace have agreed to cooperate regarding technical services and marketing support for jet engine and aircraft component replacement parts on a worldwide basis. In connection with subsequent acquisitions by HEICO Aerospace, Lufthansa Technik invested additional amounts aggregating to approximately $21 million pursuant to its option to maintain a 20% equity interest.

In March 2001, the Company entered into a joint venture with AMR Corporation to develop, design and sell FAA-approved jet engine and aircraft component replacement parts through HEICO Aerospace. As part of the joint venture, AMR Corporation will reimburse HEICO Aerospace a portion of new product research and development costs. The funds received as a result of the new product research and development costs paid by AMR Corporation generally reduce new product research and development expenses in the period such expenses are incurred. The balance of the development costs are incurred by the joint venture, which is 16% owned by AMR Corporation. In addition, AMR Corporation and HEICO Aerospace have agreed to cooperate regarding technical services and marketing support on a worldwide basis.

NOTE 3. Sale of Product Line

In September 2000, the Company consummated the sale of all of the outstanding capital stock of HEICO Electronic's wholly-owned subsidiary, Trilectron Industries, Inc. (Trilectron), to a subsidiary of Illinois Tool Works Inc. The sale of Trilectron resulted in a pretax gain in fiscal 2000 of $17,296,000 ($10,542,000 or $.44 per diluted share, net of income tax). In fiscal 2002, the Company recognized an additional pretax gain of $1,230,000 ($765,000 or $.03 per diluted share, net of income tax) on the sale of the Trilectron product line due to the elimination of certain reserves upon the expiration of indemnification provisions entered into in connection with the sale of Trilectron.

NOTE 4. Selected Financial Statement Information

Accounts Receivable

As of October 31,	2004	2003
Accounts receivable	$ 37,380,000	$ 29,455,000
Less: Allowance for doubtful accounts	(582,000)	(635,000)
Accounts receivable, net	$ 36,798,000	$ 28,820,000

In fiscal 2002, the Company wrote off receivables aggregating $813,000, as a result of bankruptcy filings by certain customers. The charge is included in selling, general and administrative expenses in the Company's Consolidated Statements of Operations. The charge reduced fiscal 2002 net income by $442,000. Write offs of receivables did not have a material effect on net income in fiscal 2004 or fiscal 2003.

Notes To Consolidated Financial Statements

For the years ended October 31, 2004, 2003 and 2002

Costs and Estimated Earnings on Uncompleted Percentage-of-Completion Contracts

As of October 31,	2004	2003
Costs incurred on uncompleted contracts	$ 14,798,000	$ 9,635,000
Estimated earnings	8,686,000	7,861,000
	23,484,000	17,496,000
Less: Billings to date	(19,663,000)	(15,223,000)
	$ 3,821,000	$ 2,273,000
Included in accompanying consolidated balance sheets under the following captions:		
Accounts receivable, net (costs and estimated earnings in excess of billings)	$ 4,612,000	$ 3,520,000
Accrued expenses and other current liabilities (billings in excess of costs and estimated earnings)	(791,000)	(1,247,000)
	$ 3,821,000	$ 2,273,000

Changes in estimates did not have a material effect on net income or diluted net income per share in fiscal 2004, 2003, or 2002.

Inventories

As of October 31,	2004	2003
Finished products	$ 24,222,000	$28,958,000
Work in process	9,597,000	9,333,000
Materials, parts, assemblies and supplies	14,201,000	12,949,000
Total inventories	$ 48,020,000	$51,240,000

Inventories related to long-term contracts were not significant as of October 31, 2004 and 2003.

Property, Plant and Equipment

As of October 31,	2004	2003
Land	$ 2,157,000	$ 1,750,000
Buildings and improvements	20,007,000	18,981,000
Machinery, equipment and tooling	55,869,000	50,949,000
Construction in progress	2,239,000	1,623,000
	80,272,000	73,303,000
Less: Accumulated depreciation and amortization	(39,714,000)	(33,520,000)
Property, plant and equipment, net	$ 40,558,000	$39,783,000

The amounts set forth above include tooling costs having a net book value of $3,652,000 and $4,246,000 as of October 31, 2004 and 2003, respectively. Amortization expense on capitalized tooling was $1,484,000, $1,639,000 and $1,435,000 for the fiscal years ended October 31, 2004, 2003 and 2002, respectively. Expenditures for capitalized tooling costs were $955,000, $952,000 and $2,485,000 in fiscal 2004, 2003 and 2002, respectively.

Depreciation and amortization expense, exclusive of tooling, on property, plant and equipment, amounted to approximately $4,841,000, $4,659,000 and $4,193,000 for the fiscal years ended October 31, 2004, 2003 and 2002, respectively.

Included in the Company's property, plant and equipment is rotable equipment located at various customer locations in connection with certain repair and maintenance agreements. The rotables are stated at a net book value of $3,781,000 and $3,912,000 as of October 31, 2004 and 2003, respectively. Under the terms of the agreements, the customers may purchase the equipment at specified prices, which are no less than net book value, upon termination of the agreements. The equipment is currently being depreciated over its estimated life.

Notes To Consolidated Financial Statements

For the years ended October 31, 2004, 2003 and 2002

In fiscal 2003, the Company consolidated the operations of two of its Florida-based owned facilities utilized by its Flight Support Group. The Company listed the resultant vacated property for sale with a real estate agent and reclassified the building and associated land as held for sale. The carrying value of the property is $3,468,000 and is included within other assets in the Company's Consolidated Balance Sheets.

Accrued Expenses and Other Current Liabilities

As of October 31,	2004	2003
Accrued customer rebates and credits	$ 5,961,000	$ 5,008,000
Accrued employee compensation and related payroll taxes	9,105,000	4,079,000
Billings in excess of costs and estimated earnings on uncompleted percentage-of-completion contracts	791,000	1,247,000
Other	4,387,000	4,028,000
Total accrued expenses and other current liabilities	$ 20,244,000	$ 14,362,000

Other non-current liabilities include deferred compensation of $5,216,000 and $5,075,000 as of October 31, 2004 and 2003, respectively, principally related to elective deferrals of salary and bonuses under a Company sponsored non-qualified deferred compensation plan available to selected employees. The Company makes no contributions to this plan. The assets of this plan related to this deferred compensation liability are held within an irrevocable trust and classified within other assets (long-term) in the accompanying Consolidated Balance Sheets.

NOTE 5. Goodwill and Other Intangible Assets

The Company has two operating segments: the Flight Support Group (FSG) and the Electronic Technologies Group (ETG). Changes in the carrying amount of goodwill during fiscal 2004 and 2003 by operating segment are as follows:

	Segment		Consolidated
	FSG	ETG	Totals
Balances as of October 31, 2002	$ 118,706,000	$ 68,971,000	$ 187,677,000
Goodwill acquired	400,000	—	400,000
Adjustments to goodwill	623,000	—	623,000
Balances as of October 31, 2003	119,729,000	68,971,000	188,700,000
Goodwill acquired	—	27,349,000	27,349,000
Adjustments to goodwill	559,000	66,000	625,000
Balances as of October 31, 2004	$ 120,288,000	$ 96,386,000	$ 216,674,000

The goodwill acquired during fiscal 2004 is a result of the Company's acquisition, through a subsidiary, of an 80% interest in the assets and business of Sierra in December 2003 (see Note 2, Acquisitions and Strategic Alliances, of the Notes to Consolidated Financial Statements). Adjustments to goodwill consist primarily of additional purchase price payments and contingent purchase price payments to previous owners of acquired businesses.

Other intangible assets are recorded within other assets in the Company's Consolidated Balance Sheets. Other intangible assets subject to amortization consist primarily of licenses, patents, and non-compete covenants. The gross carrying amount of other intangible assets was $1,448,000 and $1,420,000 as of October 31, 2004 and 2003, respectively. Accumulated amortization of other intangible assets was $259,000 and $147,000 as of October 31, 2004 and 2003, respectively. Amortization expense of other intangible assets was $112,000, $98,000 and $104,000 for the fiscal years ended October 31, 2004, 2003 and 2002, respectively. Amortization expense for each of the next five fiscal years is expected to be $113,000 in fiscal 2005, $113,000 in fiscal 2006, $113,000 in fiscal 2007, $112,000 in fiscal 2008, and $97,000 in fiscal 2009.

Notes To Consolidated Financial Statements

For the years ended October 31, 2004, 2003 and 2002

NOTE 6. Long-Term Debt

Long-term debt consists of:

As of October 31,	2004	2003
Borrowings under revolving credit facility	$ 16,000,000	$ 30,000,000
Industrial Development Revenue Refunding Bonds – Series 1988	1,980,000	1,980,000
Capital leases and equipment loans	149,000	33,000
	18,129,000	32,013,000
Less: Current maturities of long-term debt	(58,000)	(29,000)
	$ 18,071,000	$ 31,984,000

The aggregate amount of long-term debt maturing by fiscal year is $58,000 in fiscal 2005, $58,000 in fiscal 2006, $16,033,000 in fiscal 2007 and $1,980,000 in fiscal 2008.

Revolving Credit Facility

In April 2004, the Company extended the term of its $120 million revolving credit agreement with a bank syndicate by one year to May 2007. The revolving credit facility may be used for working capital and general corporate needs of the Company, including letters of credit, and to finance acquisitions (generally not in excess of an aggregate total of $30 million over any trailing twelve-month period without the requisite approval of the bank syndicate). The Company can extend the revolving credit term for an additional one-year period subject to requisite bank syndicate approval. Advances under the revolving credit facility accrue interest at the Company's choice of the London Interbank Offered Rate (LIBOR) or the "Base Rate" plus applicable margins (based on the Company's ratio of total funded debt to earnings before interest, taxes, depreciation and amortization, or "leverage ratio"). The Base Rate is the higher of (i) the Prime Rate or (ii) the Federal Funds rate plus .50%. The applicable margins range from 1.00% to 2.25% for LIBOR based borrowings and from .00% to .75% for Base Rate based borrowings. A fee is charged on the amount of the unused commitment ranging from .25% to .50% (depending on the leverage ratio of the Company). The revolving credit facility is secured by substantially all assets other than real property of the Company and its subsidiaries and contains covenants which require, among other things, the maintenance of the leverage ratio and a fixed charge coverage ratio as well as minimum net worth requirements.

As of October 31, 2004 and 2003, the Company had a total of $16 million and $30 million, respectively, borrowed under its $120 million revolving credit facility at weighted average interest rates of 2.9% and 2.6%, respectively. The amounts were primarily borrowed to partially fund acquisitions (see Note 2, Acquisitions and Strategic Alliances, of the Notes to Consolidated Financial Statements).

Industrial Development Revenue Bonds

The industrial development revenue bonds outstanding as of October 31, 2004 represent bonds issued by Broward County, Florida in 1988 (the 1988 bonds). The 1988 bonds are due April 2008 and bear interest at a variable rate calculated weekly (1.8% and 1.2% as of October 31, 2004 and 2003, respectively). The 1988 bonds as amended are secured by a $2.0 million letter of credit expiring April 2008 and a mortgage on the related properties pledged as collateral.

NOTE 7. Income Taxes

The provision for income taxes on income before income taxes and minority interests for each of the three fiscal years ended October 31 is as follows:

	2004	2003	2002
Current:			
Federal	$ 6,088,000	$ 3,908,000	$ 849,000
State	735,000	444,000	164,000
	6,823,000	4,352,000	1,013,000
Deferred	4,125,000	3,520,000	3,917,000
Total income tax expense	$ 10,948,000	$ 7,872,000	$ 4,930,000

Notes To Consolidated Financial Statements

For the years ended October 31, 2004, 2003 and 2002

In fiscal 2002, a tax audit of the Company's fiscal 1998 and fiscal 1999 income tax returns was completed by the Internal Revenue Service that resulted in the recovery of a portion of income taxes paid in prior years. The recovery was based on a settlement reached with the Internal Revenue Service under which a portion of the reimbursements received pursuant to a research and development cooperation agreement was treated as shareholder reimbursements excluded from taxable income. The recovery, net of expenses (including related professional fees and interest), increased net income in fiscal 2002 by $2.1 million.

The following table reconciles the federal statutory tax rate to the Company's effective tax rate for each of the three fiscal years ended October 31:

	2004	2003	2002
Federal statutory tax rate	35.0%	35.0%	35.0%
State taxes, less applicable federal income tax reduction	2.2	2.5	2.8
Net tax benefit related to non-taxable life insurance proceeds	(4.8)	—	—
Net tax benefit on export sales	(2.3)	(2.3)	(2.7)
Net tax benefit (liability) on minority interest's share of income	(.9)	.4	.5
Recovery of taxes paid in prior years resulting from tax audit	—	—	(11.6)
Other, net	.7	—	(1.0)
Effective tax rate	29.9%	35.6%	23.0%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

As of October 31,	2004	2003
Deferred tax assets:		
Inventories	$ 3,744,000	$ 2,770,000
Deferred compensation liability	2,096,000	2,034,000
Capitalized research and development expenses	709,000	897,000
Customer rebates accruals	623,000	346,000
Other	1,827,000	1,381,000
Total deferred tax assets	8,999,000	7,428,000
Deferred tax liabilities:		
Intangible asset amortization	15,545,000	10,841,000
Accelerated depreciation	3,966,000	2,974,000
Other	78,000	78,000
Total deferred tax liabilities	19,589,000	13,893,000
Net deferred tax liability	$ (10,590,000)	$ (6,465,000)

The net deferred tax liability is classified on the balance sheet as follows:

As of October 31,	2004	2003
Current asset	$ 5,672,000	$ 3,872,000
Long-term liability	(16,262,000)	(10,337,000)
Net deferred tax liability	$ (10,590,000)	$ (6,465,000)

A deferred tax charge of $144,000 relating to an unrealized gain on an interest rate swap was recorded as an adjustment to shareholders' equity in fiscal 2002.

No deferred tax assets or liabilities were assumed in connection with the Company's acquisitions in fiscal 2004, 2003 or 2002.

Notes To Consolidated Financial Statements

For the years ended October 31, 2004, 2003 and 2002

NOTE 8. Shareholders' Equity

Preferred Stock Purchase Rights Plan

The Company's Board of Directors adopted, as of November 2, 2003, a new Shareholder Rights Agreement (the "2003 Plan") to replace the expiring one (the "1993 Plan"). Pursuant to the 2003 Plan, the Board declared a dividend of one preferred share purchase right for each outstanding share of Common Stock and Class A Common Stock (with the preferred share purchase rights collectively as "the Rights"). The Rights trade with the common stock and are not exercisable or transferable apart from the Common Stock and Class A Common Stock until after a person or group either acquires 15% or more of the outstanding common stock or commences or announces an intention to commence a tender offer for 15% or more of the outstanding common stock. Absent either of the aforementioned events transpiring, the Rights will expire as of the close of business on November 2, 2013.

The Rights have certain anti-takeover effects and, therefore, will cause substantial dilution to a person or group who attempts to acquire the Company on terms not approved by the Company's Board of Directors or who acquires 15% or more of the outstanding common stock without approval of the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board since they may be redeemed by the Company at $.01 per Right at any time until the close of business on the tenth day after a person or group has obtained beneficial ownership of 15% or more of the outstanding common stock or until a person commences or announces an intention to commence a tender offer for 15% or more of the outstanding common stock. The 2003 Plan also contains a provision to help ensure a potential acquiror pays all shareholders a fair price for the Company.

Common Stock and Class A Common Stock

Each share of Common Stock is entitled to one vote per share. Each share of Class A Common Stock is entitled to a 1/10 vote per share. Holders of the Company's Common Stock and Class A Common Stock are entitled to receive when, as and if declared by the Board of Directors, dividends and other distributions payable in cash, property, stock, or otherwise. In the event of liquidation, after payment of debts and other liabilities of the Company, and after making provision for the holders of preferred stock, if any, the remaining assets of the Company will be distributable ratably among the holders of all classes of common stock.

Share Repurchases

In accordance with the Company's share repurchase program, 22,000 shares of Class A Common Stock were repurchased at a total cost of $120,000 in fiscal 2003 and 36,300 shares of Class A Common Stock were repurchased at a total cost of $200,000 in fiscal 2002. No shares were repurchased in fiscal 2004.

Stock Dividend

In January 2004, the Company paid a 10% stock dividend on both classes of common stock outstanding with shares of Class A Common Stock. The 10% dividend was valued based on the closing market price of the Company's Class A Common Stock as of the day prior to the declaration date. All net income per share, dividend per share, price and other data per share, exercise price, stock option, and common share data has been adjusted retroactively to give effect to the stock dividend.

Notes To Consolidated Financial Statements

For the years ended October 31, 2004, 2003 and 2002

NOTE 9. Stock Options

The Company currently has two stock option plans, the 2002 Stock Option Plan (2002 Plan) and the Non-Qualified Stock Option Plan under which stock options may be granted. The Company's 1993 Stock Option Plan (1993 Plan) terminated in March 2003 on the tenth anniversary of its effective date. No options may be granted under the 1993 Plan after such termination date; however, options outstanding as of the termination date may be exercised pursuant to their terms. In addition, the Company granted stock options to two former shareholders of an acquired business pursuant to employment agreements entered into in connection with the acquisition in fiscal 1999. A total of 4,192,570 shares of the Company's stock are reserved for issuance to employees, directors, officers, and consultants as of October 31, 2004, including 4,035,267 shares currently under option and 157,303 shares available for future grants. Options issued under the 2002 Plan may be designated as incentive stock options or non-qualified stock options. Incentive stock options are granted at not less than 100% of the fair market value as of date of grant (110% thereof in certain cases) and are exercisable in percentages specified as of the date of grant over a period up to ten years. Only employees are eligible to receive incentive stock options. Non-qualified stock options under the 2002 Plan may be granted at less than fair market value and may be immediately exercisable. Options granted under the Non-Qualified Stock Option Plan may be granted at no less than the fair market value as of the date of grant and are generally exercisable in four equal annual installments commencing one year from the date of grant. The options granted pursuant to the 2002 Plan may be with respect to Common Stock and/or Class A Common Stock, in such proportions as shall be determined by the Board of Directors or the Stock Option Plan Committee in its sole discretion. The stock options granted to two former shareholders of SBIR were fully vested and transferable as of the grant date and expire ten years from the date of grant. The exercise price of such options was the fair market value as of the date of grant. Options under all stock option plans expire not later than ten years after the date of grant, unless extended by the Stock Option Plan Committee or the Board of Directors.

Information concerning stock option activity for each of the three fiscal years ended October 31 is as follows:

	Shares Available For Grant	Shares Under Option	
		Shares	Weighted Average Exercise Price
Outstanding as of October 31, 2001	213,453	4,567,501	$ 8.24
Shares approved by Board of Directors for grant to former shareholders of an acquired business	275,000	—	—
Shares approved by the Shareholders for the 2002 Stock Option Plan	572,000	—	—
Granted	(770,990)	770,990	$ 9.74
Cancelled	49,128	(306,839)	$ 13.75
Exercised	—	(165,151)	$ 2.65
Outstanding as of October 31, 2002	338,591	4,866,501	$ 8.31
Granted	(503,250)	503,250	$ 7.20
Cancelled	331,082	(334,749)	$ 13.10
Exercised	—	(586,327)	$ 2.30
Outstanding as of October 31, 2003	166,423	4,448,675	$ 8.62
Granted	(10,000)	10,000	$ 13.19
Cancelled	880	(20,332)	$ 12.26
Exercised	—	(403,076)	$ 2.75
Outstanding as of October 31, 2004	157,303	4,035,267	$ 9.20

Notes To Consolidated Financial Statements

For the years ended October 31, 2004, 2003 and 2002

Information concerning stock options outstanding and stock options exercisable by class of common stock as of October 31, 2004 is as follows:

Common Stock

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number Exercisable	Weighted Average Exercise Price
$ 1.16 - $ 2.90	160,010	$ 1.72	0.1	160,010	$ 1.72
$ 2.91 - $ 7.00	358,903	$ 4.55	1.6	358,903	$ 4.55
$ 7.01 - $ 12.00	703,275	$ 9.04	6.4	447,274	$ 9.46
$ 12.01 - $ 21.92	502,751	$ 14.55	6.2	350,750	$ 14.75
	1,724,939	$ 9.03	4.7	1,316,937	$ 8.59

Class A Common Stock

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number Exercisable	Weighted Average Exercise Price
$ 1.16 - $ 2.90	209,277	$ 1.66	0.1	209,277	$ 1.66
$ 2.91 - $ 7.00	470,061	$ 4.90	3.4	362,261	$ 4.71
$ 7.01 - $ 12.00	926,097	$ 8.66	6.1	713,579	$ 8.48
$ 12.01 - $ 21.92	704,893	$ 15.43	5.3	608,480	$ 15.80
	2,310,328	$ 9.33	4.8	1,893,597	$ 9.36

If there were a change in control of the Company, options outstanding for an additional 307,414 shares of Common Stock and 384,894 shares of Class A Common Stock would become immediately exercisable.

The estimated weighted average fair value of options granted was $6.16 per share for Class A Common Stock in fiscal 2004, $4.64 per share for Common Stock and $3.55 per share for Class A Common Stock in fiscal 2003 and $7.30 per share for Common Stock and $5.35 per share for Class A Common Stock in fiscal 2002. There were no grants of Common Stock options in fiscal 2004.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model based on the following weighted average assumptions for each of the three fiscal years ended October 31:

	2004		2003		2002	
	Common Stock	Class A Common Stock	Common Stock	Class A Common Stock	Common Stock	Class A Common Stock
Expected stock price volatility	—	46.87%	52.65%	52.24%	53.61%	52.87%
Risk free interest rate	—	3.28%	3.37%	3.43%	4.51%	4.12%
Dividend yield	—	.38%	.26%	.33%	.25%	.32%
Expected option life (years)	—	6	8	8	8	8

Notes To Consolidated Financial Statements

For the years ended October 31, 2004, 2003 and 2002

NOTE 10. Retirement Plans

The Company has a qualified defined contribution retirement plan (the Plan) under which eligible employees of the Company and its participating subsidiaries may contribute up to 15% of their annual compensation as defined by the Plan. The Company generally contributes a 25% or 50% matching contribution, as determined by the Board of Directors, based on a participant's Elective Deferral Contribution up to 6% of the Participant's compensation for the Elective Deferral Contribution period. The match is made in the Company's common stock or cash, as determined by the Company. Effective January 2002, the Company's match of employee contributions paid in common stock is based on the fair market value of the shares at the date of contribution. Prior to January 2002, the Company made matching contributions through the promissory note discussed below. The Plan also provides that the Company may contribute additional amounts in its common stock or cash at the discretion of the Board of Directors. Employee contributions can not be invested in Company stock.

In 1992, the Company sold 987,699 shares of the Company's Common Stock and 984,242 shares of Class A Common Stock to the Plan for an aggregate price of $4,122,000 entirely financed through a promissory note with the Company. The promissory note was payable in nine equal annual installments, inclusive of principal and interest at the rate of 8% per annum, with a final installment due in September 2002. The promissory note was fully paid off effective December 2001. As the Plan accrued each payment of principal, an appropriate percentage of stock was allocated to eligible employees' accounts in accordance with applicable regulations under the Internal Revenue Code. The unallocated shares of stock collateralized the 1992 promissory note. The per share cost to the Plan for the 1992 stock sale ($2.09 per share) was determined based on the average closing market price of the Company's stock on the twenty business days prior to the effective date of the sale. In accordance with the provisions of the Plan, the Company was obligated to make cash contributions in amounts sufficient to meet the debt service requirements on the promissory note. Principal amounts repaid on the promissory note were determined based on the value of the shares released during the preceding twelve months but could not be less than the minimum annual installments required. Dividends on allocated shares were issued to participants' accounts. Dividends on unallocated shares were held in the Plan and could be used to make note payments.

Participants receive 100% vesting in employee contributions. Vesting in Company contributions is based on a participant's number of years of vesting service. Contributions to the Plan charged to income in fiscal 2004, 2003, and 2002 totaled $189,000, $403,000 and $691,000, respectively, exclusive of interest income earned on the note received from the Plan of $9,000 in fiscal 2002. The decline in charges to income results principally from the use of forfeited shares within the Plan to make Company contributions. As of October 31, 2004, the Plan held approximately 276,188 forfeited shares of Common Stock and 269,866 forfeited shares of Class A Common Stock, which are available to make future Company contributions.

In 1991, the Company established a Directors Retirement Plan covering its then current directors. The net assets of this plan as of October 31, 2004, 2003 and 2002 are not material to the financial position of the Company. During fiscal 2004, 2003, and 2002, $88,000, $34,000 and $34,000, respectively, were expensed for this plan.

NOTE 11. Research And Development Expenses

Cost of sales amounts in fiscal 2004, 2003, and 2002 include approximately $10,446,000, $9,224,000 and $9,742,000, respectively, of new product research and development expenses. The expenses are net of reimbursements pursuant to research and development cooperation and joint venture agreements (see Note 2, Acquisitions and Strategic Alliances, of the Notes to Consolidated Financial Statements). Such reimbursements were not significant in fiscal 2004, 2003 and 2002.

Notes To Consolidated Financial Statements

For the years ended October 31, 2004, 2003 and 2002

NOTE 12. Restructuring Expenses

In fiscal 2004, the Company incurred $850,000 of restructuring expenses within certain subsidiaries of the Flight Support Group that provide repair and overhaul services ("repair and overhaul subsidiaries"). The unexpected death of an executive of certain of the repair and overhaul subsidiaries (see Note 13, Life Insurance Proceeds, of the Notes to Consolidated Financial Statements below) was the impetus for the commencement of the restructuring activities, which the Company believes will allow it to better service its customers and improve operating margins. The restructuring expenses include $350,000 of inventory write-downs, which were recorded within cost of sales in the accompanying Consolidated Statements of Operations, and $261,000 of management hiring/relocation related expenses, $168,000 of moving costs and other associated expenses and $71,000 of contract termination costs that were all recorded within selling, general and administrative expenses. The inventory written down is related to older generation aircraft for which repair and overhaul services are being discontinued by the Company. The management hiring/relocation related expenses include one-time employee termination/hiring benefits and relocation costs. The moving costs and other associated expenses consist of moving costs related to the consolidation of two repair and overhaul facilities. Contract termination costs include the lease termination on a facility. The repair and overhaul subsidiaries' restructuring expenses decreased net income (after income taxes and the minority interest's share of the expenses) in fiscal 2004 by $427,000.

The following table summarizes the restructuring expenses and associated accrual, the latter which is included within accrued expenses and other current liabilities in the Company's Consolidated Balance Sheets:

	Inventory Write-downs	Management Hiring/ Relocation Related Expenses	Moving Costs and Other Associated Expenses	Contract Termination Costs	Totals
Balances as of November 1, 2003	$ —	$ —	$ —	$ —	$ —
Restructuring expenses	350,000	261,000	168,000	71,000	850,000
Cash payments	—	(197,000)	(57,000)	—	(254,000)
Non-cash amount	(350,000)	—	—	—	(350,000)
Balances as of October 31, 2004	$ —	$ 64,000	$ 111,000	$ 71,000	$ 246,000

NOTE 13. Life Insurance Proceeds

In July 2004, the Company received $5.0 million in proceeds from the death benefit of a key-person life insurance policy maintained by a subsidiary of the Flight Support Group that provides repair and overhaul services. The life insurance proceeds, which are non-taxable, increased fiscal 2004 net income (after the minority interest's share of the income) by $4.0 million, or $.16 per diluted share.

NOTE 14. Net Income Per Share

The following table sets forth the computation of basic and diluted net income per share for each of the three fiscal years ended October 31:

	2004	2003	2002
Numerator:			
Net income	$ 20,630,000	$ 12,222,000	$ 15,226,000
Denominator:			
Weighted average common shares outstanding – basic	24,036,980	23,236,841	23,003,784
Effect of dilutive stock options	1,717,618	1,294,439	1,728,895
Weighted average common shares outstanding – diluted	25,754,598	24,531,280	24,732,679
Net income per share – basic	$ .86	$ .53	$ .66
Net income per share – diluted	$ .80	$ .50	$ .62
Anti-dilutive stock options excluded	579,837	2,144,694	1,431,543

Notes To Consolidated Financial Statements

For the years ended October 31, 2004, 2003 and 2002

NOTE 15. Quarterly Financial Information (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales:				
2004	$ 46,151,000	$ 52,793,000	$ 55,820,000	$ 60,980,000
2003	41,788,000	41,591,000	45,412,000	47,662,000
2002	41,012,000	43,001,000	42,587,000	45,512,000
Gross profit:				
2004	15,536,000	18,714,000	19,616,000	21,946,000
2003	13,776,000	13,901,000	15,136,000	15,291,000
2002	14,850,000	15,359,000	14,936,000	16,357,000
Net income:				
2004	3,241,000	4,108,000	8,115,000	5,166,000
2003	2,834,000	2,608,000	3,240,000	3,540,000
2002	2,828,000	3,970,000	2,829,000	5,599,000
Net income per share:				
Basic				
2004	$ .14	$ .17	$ .34	$ .21
2003	.12	.11	.14	.15
2002	.12	.17	.12	.24
Diluted				
2004	.13	.16	.32	.20
2003	.12	.11	.13	.14
2002	.11	.16	.11	.23

During the third quarter of fiscal 2004, the Company received $5.0 million in life insurance proceeds as referenced in Note 13, Life Insurance Proceeds, of the Notes to Consolidated Financial Statements, which increased net income (after the minority interest's share of the income) by $4.0 million, or $.16 per diluted share.

During the third and fourth quarters of fiscal 2004, the Company incurred restructuring expenses within certain subsidiaries of its Flight Support Group as referenced in Note 12, Restructuring Expenses, of the Notes to Consolidated Financial Statements. In the third quarter of fiscal 2004, restructuring expenses decreased gross profit by $350,000 and net income by $301,000. During the third and fourth quarters of fiscal 2004, the Company incurred legal and other costs related to litigation brought by a subsidiary of the Electronic Technologies Group as referenced in Note 17, Commitments and Contingencies-Litigation, of the Notes to Consolidated Financial Statements. In the third quarter of fiscal 2004, the litigation-related expenses decreased net income by $148,000. The net impact of the restructuring expenses and the litigation-related expenses in the fourth quarter of fiscal 2004 was not significant.

Net income in the second quarter of fiscal 2002 includes an additional gain on the sale of Trilectron as referenced in Note 3, Sale of Product Line, of the Notes to Consolidated Financial Statements. The impact of the gain was an increase to net income of $765,000.

Net income in the fourth quarter of fiscal 2002 includes the recovery of a portion of taxes paid in prior years resulting from a tax audit as referenced in Note 7, Income Taxes, of the Notes to Consolidated Financial Statements. The impact of the recovery was an increase to net income of $2,107,000.

Due to changes in the average number of common shares outstanding, net income per share for the full fiscal year may not equal the sum of the four individual quarters.

Notes To Consolidated Financial Statements

For the years ended October 31, 2004, 2003 and 2002

NOTE 16. Operating Segments

The Company has two operating segments: the Flight Support Group (FSG) consisting of HEICO Aerospace and its subsidiaries and the Electronic Technologies Group (ETG), consisting of HEICO Electronic and its subsidiaries. See Note 1, Summary of Significant Accounting Policies, of the Notes to Consolidated Financial Statements for a list of operating subsidiaries aggregated in each reportable operating segment. The Flight Support Group designs and manufactures FAA-approved jet engine and aircraft component replacement parts, provides FAA-authorized repair and overhaul services and provides subcontracting services to original equipment manufacturers in the aviation industry and the U.S. Government. The Electronic Technologies Group designs and manufactures commercial and military power supplies, circuit board shielding, laser and electro-optical products and infrared simulation and test equipment and repairs and overhauls aircraft electronic equipment primarily for the aerospace, defense, space, and electronics industries.

The Company's reportable business divisions offer distinctive products and services that are marketed through different channels. They are managed separately because of their unique technology and service requirements.

Segment Profit or Loss

The accounting policies of the Company's operating segments are the same as those described in Note 1, Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements. Management evaluates segment performance based on segment operating income.

	Segment		Primarily Corporate and Intersegment	Consolidated Totals
	FSG	ETG		
For the year ended October 31, 2004:				
Net sales	$ 153,238,000	$ 62,648,000	$ (142,000)	$ 215,744,000
Depreciation and amortization	4,580,000	1,762,000	437,000	6,779,000
Operating income	24,251,000[(a)]	15,259,000[(b)]	(6,891,000)	32,619,000
Total assets	212,615,000	136,860,000	14,780,000	364,255,000
Capital expenditures	3,964,000	1,767,000	6,000	5,737,000
For the year ended October 31, 2003:				
Net sales	$ 128,277,000	$ 48,597,000	$ (421,000)	$ 176,453,000
Depreciation and amortization	4,895,000	1,399,000	426,000	6,720,000
Operating income	19,187,000	8,497,000	(4,479,000)	23,205,000
Total assets	214,292,000	103,798,000	15,154,000	333,244,000
Capital expenditures	2,102,000	2,617,000	4,000	4,723,000
For the year ended October 31, 2002:				
Net sales	$ 120,097,000	$ 52,510,000	$ (495,000)	$ 172,112,000
Depreciation and amortization	4,447,000	1,213,000	307,000	5,967,000
Operating income	15,846,000	11,873,000	(5,319,000)	22,400,000
Total assets	219,903,000	103,260,000	13,169,000	336,332,000
Capital expenditures	5,568,000	1,969,000	801,000	8,338,000

(a) Includes $850,000 of restructuring expenses (see Note 12, Restructuring Expenses, of the Notes to Consolidated Financial Statements).
(b) Includes $410,000 of litigation-related expenses (see Note 17, Commitments and Contingencies – Litigation of the Notes to Consolidated Financial Statements).

Major Customer and Geographic Information

No one customer accounted for 10 percent or more of the Company's consolidated net sales during the last three fiscal years. The Company had no material sales originating or long-lived assets held outside of the United States during the last three fiscal years.

Export sales were $55,695,000 in fiscal 2004, $47,013,000 in fiscal 2003 and $51,061,000 in fiscal 2002.

Notes To Consolidated Financial Statements

For the years ended October 31, 2004, 2003 and 2002

NOTE 17. Commitments and Contingencies

Litigation

The Company is involved in various legal actions arising in the normal course of business. Based upon the Company's and its legal counsel's evaluations of any claims or assessments, management is of the opinion that the outcome of these matters will not have a material adverse effect on the Company's results of operations or financial position.

In fiscal 2004, the Company incurred $410,000 of legal and other costs related to litigation brought by a subsidiary of the Electronic Technologies Group against two former employees and related parties for breach of contract and other possible causes of action against the former employees and others.

Lease Commitments

The Company leases certain property and equipment, including manufacturing facilities and office equipment under operating leases. Some of these leases provide the Company with the option after the initial lease term either to purchase the property at the then fair market value or renew the lease at the then fair rental value. Generally, management expects that leases will be renewed or replaced by other leases in the normal course of business.

Minimum payments for operating leases having initial or remaining non-cancelable terms in excess of one year are as follows:

Year ending October 31,	
2005	$1,960,000
2006	1,566,000
2007	950,000
2008	709,000
2009	593,000
Thereafter	1,081,000
Total minimum lease commitments	$6,859,000

Total rent expense charged to operations for operating leases in fiscal 2004, fiscal 2003, and fiscal 2002 amounted to $2,737,000, $2,768,000 and $2,956,000, respectively.

Guarantees

The Company has arranged for standby letters of credit aggregating to $1.2 million to meet the security requirement of its insurance company for potential workers' compensation claims. These letters of credit are supported by the Company's $120 million revolving credit facility. In addition, the Company's industrial development revenue bonds are secured by a $2.0 million letter of credit expiring April 2008 and a mortgage on the related properties pledged as collateral.

Changes in the Company's product warranty liability for fiscal 2004 and 2003 are as follows:

Balance as of October 31, 2002	$685,000
Accruals for warranties	147,000
Warranty claims settled	(199,000)
Balance as of October 31, 2003	633,000
Change in estimate of warranty liability	(535,000)
Accruals for warranties	345,000
Warranty claims settled	(314,000)
Balance as of October 31, 2004	$129,000

Based on an analysis of its historical claims cost experience, the Company reduced its estimated warranty liability in the first and fourth quarters of fiscal 2004.

Notes To Consolidated Financial Statements

For the years ended October 31, 2004, 2003 and 2002

As partial consideration in the acquisition of Inertial Airline Services, Inc. (IAS) in August 2001, the Company issued $5 million in HEICO Class A Common Stock (318,960 shares) and guaranteed that the resale value of such Class A Common Stock would be at least $5 million through August 31, 2004. Concurrent with the acquisition, the Company loaned the seller $5 million, which was due August 31, 2004 and secured by the 318,960 shares of HEICO Class A Common Stock. The loan has been shown as a reduction of shareholders' equity in the Company's Consolidated Balance Sheets under the caption, "Note Receivable Secured by Class A Common Stock." In October 2003, the seller sold 220,000 shares of the HEICO Class A Common Stock and the Company received the net proceeds of $2.1 million to reduce the note receivable. In the second quarter of fiscal 2004, the Company received the net proceeds of $1.2 million from the seller upon the sale of the remaining 98,960 shares of the HEICO Class A Common Stock. Pursuant to the Company's guarantee that the aggregate resale value of the 318,960 shares of Class A Common Stock would be at least $5 million, the $1.7 million difference between the guaranteed value and the $3.3 million of aggregate net proceeds ($2.1 million received in October 2003 and $1.2 million received in the second quarter of 2004) from the sales of the Class A Common Stock has been recorded as a reduction of both capital in excess of par value and the note receivable.

As part of the agreement to acquire an 80% interest in Sierra in December 2003 (see Note 2, Acquisitions and Strategic Alliances, of the Notes to Consolidated Financial Statements), the Company has the right to purchase the minority interests in approximately ten years, or sooner under certain conditions, and the minority holders have the right to cause the Company to purchase their interests commencing in approximately five years, or sooner under certain conditions.

NOTE 18. Supplemental Disclosures of Cash Flow Information

Cash paid for interest was $1,099,000, $1,291,000 and $2,407,000 in fiscal 2004, 2003, and 2002, respectively. Cash paid for income taxes was $2,688,000, $3,460,000 and $1,373,000 in fiscal 2004, 2003, and 2002, respectively. Cash received from income tax refunds in fiscal 2004, 2003 and 2002 was $72,000, $1,300,000 and $1,963,000, respectively.

Cash investing activities related to acquisitions, including contingent payments, for each of the three fiscal years ended October 31, is as follows:

	2004	2003	2002
Fair value of assets acquired:			
Liabilities assumed	$ 684,000	$ 698,000	$ 247,000
Less:			
Goodwill	24,974,000	1,023,000	3,578,000
Inventories	707,000	431,000	371,000
Accounts receivable	1,785,000	312,000	351,000
Property, plant and equipment	1,311,000	408,000	258,000
Other assets	6,000	78,000	204,000
Cash paid, including contingent payments	$ (28,099,000)	$ (1,554,000)	$ (4,515,000)

In connection with the purchase of Sierra in December 2003 (see Note 2, Acquisitions and Strategic Alliances, of the Notes to Consolidated Financial Statements), the Company issued shares of HEICO's Class A Common Stock valued at $3 million, which was allocated to goodwill.

Retained earnings were reduced by $29,393,000 in fiscal 2004 as a result of the 10% stock dividend described in Note 8, Shareholders' Equity – Stock Dividend, of the Notes to Consolidated Financial Statements.

There were no significant capital lease financing activities during fiscal 2004, fiscal 2003, and fiscal 2002.

Notes To Consolidated Financial Statements

For the years ended October 31, 2004, 2003 and 2002

NOTE 19. Restatement for Classification of Capitalized Tooling Costs

In fiscal 2004, the Company began classifying capitalized tooling costs as a component of property, plant and equipment in the Company's Consolidated Balance Sheet. In prior years, the Company classified capitalized tooling costs generally as a component of other long-term assets (other assets) with a portion classified as a current asset (prepaid expenses and other current assets). Upon review of this matter, the Company determined that its prior method was not appropriate under accounting principles generally accepted in the United States of America. Accordingly, the accompanying Consolidated Balance Sheet as of October 31, 2003 and Consolidated Statements of Cash Flows for the fiscal years ended October 31, 2003 and 2002 have been restated as set forth below. The change in the balance sheet classification of capitalized tooling costs had no effect on the accompanying Consolidated Statements of Operations. Further, the total assets, total liabilities and total shareholders' equity amounts in the accompanying Consolidated Balance Sheet as of October 31, 2003 did not change. A summary of the decrease in current assets and corresponding net increase in long-term assets in the Company's Consolidated Balance Sheet as of October 31, 2003 follows:

As of October 31, 2003,	As Previously Reported	As Restated
Current assets:		
Prepaid expenses and other current assets	$ 6,231,000	$ 3,003,000
Total current assets	94,484,000	91,256,000
Property, plant and equipment, net	35,537,000	39,783,000
Other assets	14,523,000	13,505,000

Net cash provided by operating activities and net cash used in investing activities in the Company's Consolidated Statements of Cash Flows each increased by $985,000 for the fiscal year ended October 31, 2003, and each increased by $3,009,000 for the fiscal year ended October 31, 2002, as a result of the change in balance sheet classification of capitalized tooling costs as follows:

For the year ended October 31,	2003		2002	
	As Previously Reported	As Restated	As Previously Reported	As Restated
Operating Activities:				
Adjustments to reconcile net income to cash provided by operating activities:				
Depreciation and amortization	$ 5,081,000	$ 6,720,000	$ 4,532,000	$ 5,967,000
Changes in assets and liabilities, net of acquisitions:				
Decrease (increase) in inventories	3,705,000	3,705,000	(2,996,000)	(3,996,000)
Decrease (increase) in prepaid expenses and other current assets	1,653,000	999,000	(2,967,000)	(393,000)
Net cash provided by operating activities	27,879,000	28,864,000	23,285,000	26,294,000
Investing Activities:				
Capital expenditures	(3,771,000)	(4,723,000)	(5,853,000)	(8,338,000)
Other	118,000	85,000	(1,664,000)	(2,188,000)
Net cash used in investing activities	(5,207,000)	(6,192,000)	(11,384,000)	(14,393,000)

NOTE 20. Subsequent Event (Unaudited)

In December 2004, the Company, through its HEICO Electronic Technologies Corp. subsidiary, acquired substantially all of the assets and assumed certain liabilities of Connectronics, Corp. and its affiliate, Wiremax, Ltd. (collectively "Connectronics"). The purchase price was not significant to the Company's consolidated financial statements. The purchase price was paid using proceeds from the Company's revolving credit facility. Connectronics is engaged in the production of specialty high voltage interconnection devices and wire primarily for defense applications and other markets.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Shareholders of HEICO Corporation:

We have audited the accompanying consolidated balance sheets of HEICO Corporation and subsidiaries (the "Company") as of October 31, 2004 and 2003, and the related consolidated statements of operations, of shareholders' equity and comprehensive income, and of cash flows for each of the three years in the period ended October 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 19, the consolidated balance sheet as of October 31, 2003 and the consolidated statements of cash flows for the years ended October 31, 2003 and 2002 have been restated to reflect capitalized tooling costs as a component of property, plant and equipment.

DELOITTE & TOUCHE LLP
Certified Public Accountants

Fort Lauderdale, Florida
January 14, 2005

Market for the Company's Common Stock and Related Stockholder Matters

The Company's Class A Common Stock and Common Stock are listed and traded on the New York Stock Exchange (NYSE) under the symbols "HEI.A" and "HEI," respectively. The following tables sets forth, for the periods indicated, the high and low share prices for the Class A Common Stock and the Common Stock as reported on the NYSE, as well as the amount of cash dividends paid per share during such periods. Lufthansa Technik AG, as a 20% shareholder of our Flight Support Group, will be entitled to 20% of any dividends paid by our Flight Support Group with the balance payable to the Company.

Class A Common Stock

	High	Low	Cash Dividends Per Share
Fiscal 2003:			
First Quarter	$ 8.64	$ 6.59	$ .023
Second Quarter	7.79	5.18	—
Third Quarter	8.63	5.53	.023
Fourth Quarter	11.43	7.10	—
Fiscal 2004:			
First Quarter	$ 14.40	$ 10.77	$ .025
Second Quarter	13.89	9.99	—
Third Quarter	14.00	11.55	.025
Fourth Quarter	15.18	12.06	—

As of January 7, 2005, there were 1,045 holders of record of the Company's Class A Common Stock.

Common Stock

	High	Low	Cash Dividends Per Share
Fiscal 2003:			
First Quarter	$ 11.09	$ 8.18	$ .023
Second Quarter	10.11	6.68	—
Third Quarter	11.58	6.75	.023
Fourth Quarter	14.30	9.16	—
Fiscal 2004:			
First Quarter	$ 18.45	$ 13.71	$ .025
Second Quarter	17.45	12.90	—
Third Quarter	18.45	14.45	.025
Fourth Quarter	19.70	16.00	—

As of January 7, 2005, there were 982 holders of record of the Company's Common Stock.

In addition, as of January 7, 2005, there were approximately 5,000 holders of the Company's Class A Common Stock and Common Stock who held their shares in brokerage or nominee accounts. The combined total of all record holders and brokerage or nominee holders is approximately 7,000 holders of both classes of common stock.

HEICO Corporation

Corporate Offices
3000 Taft Street
Hollywood, Florida 33021
Telephone 954.987.4000
Facsimile 954.987.8228
World Wide Web Site:
http://www.heico.com

Subsidiaries

HEICO Aerospace Holdings Corp.
Hollywood, Florida
- HEICO Aerospace Parts Group
  - Aircraft Technology, Inc.
  - Aero Design, Inc.
  - Aviation Facilities, Inc.
  - HEICO Aerospace Parts Corp.
  - HT Parts, LLC
  - Jet Avion Corporation
  - LPI Corporation
  - McClain International, Inc.
  - Rogers-Dierks, Inc.
  - Turbine Kinetics, Inc.
- HEICO Aerospace Corporation
- HEICO Aerospace Component Repair Group
  - Future Aviation, Inc.
  - Niacc/Avitech Technology, Inc.
  - Northwings Accessories Corp.
- HEICO Aerospace Specialty Products Group
  - Jetseal, Inc.
  - Thermal Structures, Inc.

HEICO Electronic Technologies Corp.
Miami, Florida
- Analog Modules, Inc.,
- Connectronics Corp. and Wiremax
- Inertial Airline Services, Inc.
- Leader Tech, Inc.
- Radiant Power Corp.
- Santa Barbara Infrared, Inc.
- Sierra Microwave Technology, LLC

Registrar & Transfer Agent

Mellon Investor Services
Atlanta, GA

New York Stock Exchange Symbols
Class A Common Stock - "HEI.A"
Common Stock - "HEI"

Form 10-K

The Company's Annual Report on Form 10-K for 2004, as filed with the Securities and Exchange Commission, is available without charge upon written request to the Corporate Secretary at the Company's headquarters.

Annual Meeting

The Annual Meeting of Shareholders will be held at the
JW Marriott Miami Hotel
1109 Brickell Avenue
Miami, FL 33131
305.329.3500
on Friday, March 25, 2005
at 10:00 a.m.

Shareholder Information

Elizabeth R. Letendre
Corporate Secretary
HEICO Corporation
3000 Taft Street
Hollywood, FL 33021
954.987.4000
954.987.8228 (fax)
eletendre@heico.com

Officers & Key Team Members

Laurans A. Mendelson
Chairman of the Board of Directors,
President and Chief Executive Officer,
HEICO Corporation

Joshua S. Abelson
Executive Vice President and Chief Marketing Officer,
HEICO Aerospace Holdings Corp.

Jeff Andrews
Vice President and General Manager,
Niacc/Avitech Technology, Inc.

Vaughn Barnes
President,
HEICO Aerospace Specialty Products Group

Robb M. Baumann
Executive Vice President,
HEICO Aerospace Parts Group

Ian D. Crawford
President and Founder,
Analog Modules, Inc.

James Davis
Vice President and General Manager,
Aero Design, Inc.

William S. Harlow
Vice President Corporate Development,
HEICO Corporation

John F. Hunter
Executive Vice President and
Chief Operating Officer,
HEICO Aerospace Parts Group

Thomas S. Irwin
Executive Vice President and
Chief Financial Officer,
HEICO Corporation

Kevin Kelly
President,
Roger-Dierks, Inc.

Elizabeth R. Letendre
Corporate Secretary,
HEICO Corporation

Jack Lewis
President,
Aviation Facilities, Inc.

Pat Markham
Vice President and General Manager,
HEICO Airfoils

Steve McHugh
President and Co-Founder,
Santa Barbara Infrared, Inc.

Bruce McQuerry
Vice President and General Manager,
McClain International, Inc.

Eric A. Mendelson
President, Flight Support Group,
HEICO Corporation

Victor H. Mendelson
President, Electronic Technologies Group and General Counsel,
HEICO Corporation

Luis J. Morell
President,
HEICO Aerospace Component Repair Group

Dario Negrini
President,
Leader Tech, Inc.

Bryan Peters
Senior Vice President and General Manager,
Turbine Kinetics, Inc.

John Pollard
Vice President and General Manager,
Aircraft Technology, Inc.

James L. Reum
Executive Vice President,
HEICO Aerospace Holdings Corp.

Michael B. Rezman
Vice President, Controls and Accessories,
HEICO Aerospace Parts Group

Thomas L. Ricketts
President and Co-Founder,
Connectronics Corp. and Wiremax

Troy J. Rodriguez
President and Co-Founder,
Sierra Microwave Technology, LLC

James E. Roubian
President,
LPI Corporation

Kate Schaefer
Vice President-Europe,
HEICO Aerospace Parts Group

Val Shelley
Vice President Sales,
HEICO Aerospace Parts Group

Michael W. Siegel
Senior Vice President Finance and Administration,
HEICO Aerospace Holdings Corp.

Rick Stine
Vice President and General Manager,
Jet Avion Corporation

Stephen J. Szpunar
Senior Vice President Technical,
HEICO Aerospace Parts Group

Steven M. Walker
Corporate Controller,
HEICO Corporation

Jeff Williams
Vice President and General Manager,
Flight Specialties and
Inertial Airline Services, Inc.

Board of Directors

Laurans A. Mendelson
Chairman, President and
Chief Executive Officer,
HEICO Corporation

Samuel L. Higginbottom
Former Chairman, President
and Chief Executive Officer,
Rolls-Royce, Inc.

Wolfgang Mayrhuber
Chairman of the Executive Board
and Chief Executive Officer
Deutsche Lufthansa AG

Eric A. Mendelson
President, Flight Support Group,
HEICO Corporation

Victor H. Mendelson
President, Electronic Technologies
Group and General Counsel,
HEICO Corporation

Albert Morrison, Jr.
Former Chairman, Morrison,
Brown, Argiz & Company,
Certified Public Accountants

Joseph W. Pallot
Partner, Devine Goodman
Pallot & Wells, P.A.

Dr. Alan Schriesheim
Former Director,
Argonne National Laboratory


Laurans A. Mendelson


Samuel L. Higginbottom


Wolfgang Mayrhuber


Eric A. Mendelson


Victor H. Mendelson


Albert Morrison, Jr.


Joseph W. Pallot


Dr. Alan Schriesheim

In Memorium

Charles S. "Chuck" Eddy, the founder and President of HEICO's Future Aviation, Inc. subsidiary, passed away suddenly in May 2004. Following decorated service in the U.S. Army, Chuck started his career as an aircraft and power plant mechanic and quickly grew to manage the operations of a major regional/commuter airline. In 1978, Chuck and Michele Eddy, his wife, established Future with little more than a dream. Their unusual talent and dedication to quality turned Future into the leading accessory component repair and overhaul facility for the commuter and regional markets. Chuck and Michele sold Future to HEICO in 2000, but Chuck continued to run it and nurture it until he passed away. Chuck is survived by Michele and his wonderful daughters Lisa, Gena and Jace. Through his family and Future Aviation, Chuck lives on.



HEICO®

CORPORATION

3000 Taft Street, Hollywood, Florida 33021
Telephone 954.987.4000 | Fax 954.987.8228
http://www.heico.com


HEI
Listed
NYSE